IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3.2 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS

Northfield Bancorp, Inc.
(Exact Name of Registrant as Specified in Charter)

0001493225
(Registrant's CIK Number)

Exhibit 99.3.2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-181995
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

PRO FORMA VALUATION UPDATE REPORT

NORTHFIELD BANCORP, INC.
Avenel, New Jersey

PROPOSED HOLDING COMPANY FOR:
NORTHFIELD BANK
Staten Island, New York

Dated As Of:
October 12, 2012

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 600
Arlington, Virginia 22201

RP® FINANCIAL, LC.
Advisory . Planning . Valuation

October 12, 2012

Boards of Directors
Northfield Bancorp, MHC
Northfield Bancorp, Inc.
Northfield Bank
1410 St. Georges Avenue
Avenel, New Jersey 07001

Members of the Boards of Directors:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the requirements of 563b.7 and has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" of the Office of Thrift Supervision ("OTS") and reissued by the Office of the Comptroller Currency ("OCC"), and applicable interpretations thereof. Such Valuation Guidelines are relied upon by the Federal Reserve Board ("FRB") in the absence of separate written valuation guidelines. Our original appraisal report, dated May 11, 2012 (the "Original Appraisal"), and previous appraisal update report, dated August 17, 2012 (the "First Update"), are incorporated herein by reference. As in the preparation of our Original Appraisal and First Update, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

On June 6, 2012, the respective Boards of Directors of Northfield Bancorp, MHC (the "MHC") and Northfield Bancorp, Inc. ("NFBK"), a federal corporation, adopted the plan of conversion and reorganization (the "Plan of Conversion"), whereby the MHC will convert to stock form. As a result of the conversion, NFBK, which currently owns all of the issued and outstanding common stock of Northfield Bank, will be succeed by a Delaware corporation with the name of Northfield Bancorp, Inc. ("Northfield Bancorp" or the "Company"). Following the conversion, the MHC will no longer exist. For purposes of this document, the existing consolidated entity will hereinafter be referred to as Northfield Bancorp or the Company. As of June 30, 2012, the MHC had a majority ownership interest in, and its principal asset consisted of, approximately 61.29% of the common stock (the "MHC Shares") of Northfield Bancorp. The remaining 38.71% of Northfield Bancorp's common stock was owned by public shareholders.

It is our understanding that Northfield Bancorp will offer its stock, representing the majority ownership interest held by the MHC, in a subscription offering to Eligible Account Holders, Tax-Qualified Plans including Northfield Bank's employee stock ownership plan (the "ESOP"), Supplemental Eligible Account Holders and Other Members, as such terms are defined for purposes of applicable federal regulatory requirements governing mutual-to-stock conversions. To the extent that shares remain available for purchase after satisfaction of all

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 600
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

subscriptions received in the subscription offering, the shares may be offered for sale to the public at large in a community offering and a syndicated offering. Upon completing the mutual-to-stock conversion and stock offering (the "second-step conversion"), the Company will be 100% owned by public shareholders, the publicly-held shares of NFBK will be exchanged for shares in the Company at a ratio that retains their ownership interest at the time the conversion is completed and the MHC assets will be consolidated with the Company.

This updated appraisal reviews changes in stock market conditions for the Company's second-step conversion offering since the date of the First Update.

The estimated pro forma market value is defined as the price at which Northfield Bancorp's common stock, immediately upon completion of the second-step offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

Discussion of Relevant Considerations

1. Stock Market Conditions

Since the date of the First Update, the performance of the broader stock market has been mixed. New signs of weakness in the global economy pushed stocks lower heading into the second half of August 2012, which was followed by a rally on growing expectations that the Federal Reserve would take further action to stimulate the economy. Escalating fears about Europe's economy pushed the Dow Jones Industrial Average ("DJIA") down to a four week low in late-August, which was followed by a one-day rally sparked by comments made by the Federal Reserve Chairman indicating that the Federal Reserve was prepared to further stimulate the economy if necessary. News that the European Central Bank planned to make unlimited purchases of euro member government bonds helped stocks to rally to multi-year highs in early-September, with the DJIA closing at its highest level in four years. Investors turned cautious following the disappointing job growth reflected in the August employment report, as the broader stock market traded in a narrow range going into mid-September. The Federal Reserve's mid-September announcement that it was launching an aggressive program to spur the economy through open-ended commitments to buy mortgage-backed securities sparked a broad based rally, with the DJIA posting its highest close since December 2007. Following the rally, mixed reports on euro zone debt issues provided for a trendless market to close out the third quarter. At the start of the fourth quarter, stocks traded up on some betterthan-expected economic data including reports that manufacturing activity in September expanded for the first time since May, service sector activity expanded at a higher rate in September and the September unemployment rate dropped below 8.0% to a 44 month low of 7.8%. Stocks reversed course heading into mid-October amid concerns about a slowing global economy and a disappointing start to the third quarter earnings season. On October 12, 2012, the DJIA closed at 13328.85 or 0.40% higher since the date of the First Update and the NASDAQ closed at 3044.11 or 1.06% lower since the date of the First Update.

Thrift stocks generally turned in a positive performance since the date of the First Update, outperforming the broader stock market. Mixed economic data and positive comments from the Federal Reserve concerning further steps to bolster the economy translated into a narrow trading range for the thrift sector heading into late-August 2012. M&T Bank Corp.'s announced acquisition of Hudson Bancorp boosted thrift stocks in late-August, which was followed by a narrow trading range to closeout August. Thrift stocks posted healthy gains in the first week of September, as financial stocks were bolstered by the European Central Bank's unlimited bond purchase initiative and increased expectations of further stimulus action by the Federal Reserve following the weak jobs report for August. Financial stocks led the stock market higher in mid-September, as investors had a favorable reaction to the Federal Reserve's announcement of a third round of quantitative easing. Following the upturn, thrift stocks traded in a narrow range to close out the third quarter and then traded up at the start of the fourth quarter as some of the September economic data showed indications of an improving economy. Thrift stocks stabilized going into mid-October, and then experienced a sell-off as J.P. Morgan's and Well Fargo's third quarter earnings reports raised concerns of accelerating net interest margin contraction being experienced by financial institutions in general. On October 12, 2012, the SNL Index for all publicly-traded thrifts closed at 562.3, an increase of 6.27% since August 17, 2012.

Consistent with the SNL Index, the updated pricing measures for the Peer Group and all publicly-traded thrifts were higher since the date of the First Update. In general, the more significant increase in the market capitalization weighted SNL Index for all publicly-traded thrifts, as compared to the updated pricing measures for the Peer Group and all publicly-traded thrifts, implies that the larger market cap thrift stocks outperformed the smaller market cap thrift stocks since the date of the First Update. The relatively large increase in the Peer Group's updated core P/E multiple was mostly related to the core P/E multiple of Westfield Financial going from a not meaningful core P/E multiple to a relatively high core P/E multiple of 39.00 times. The decline in the average market capitalization for all publicly-traded thrifts is believed to be mostly related to a 1-for-10 reverse stock split completed by Flagstar Bancorp since the date of the First Update, which had 557.8 million shares outstanding as of August 17, 2012. It should be noted that Brookline Bancorp of Massachusetts, which was one of the Peer Group companies identified in the Original Appraisal, converted to a commercial bank subsequent to the date of the Original Appraisal and, therefore, has been eliminated from the Peer Group. Since the date of the First Update, the stock prices of six out of the remaining ten Peer Group companies were higher as of October 12, 2012. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in the following table, based on closing stock market prices as of August 17, 2012 and October 12, 2012.

Average Pricing Characteristics

	At Aug. 17, 2012	At Oct. 12, 2012	% Change
Peer Group(1)			
Price/Earnings (x)	21.46x	21.70x	1.12%
Price/Core Earnings (x)	21.88	24.54	12.16
Price/Book (%)	99.53%	101.32%	1.80
Price/Tangible Book(%)	106.34	108.41	1.95
Price/Assets (%)	14.54	14.81	1.86
Avg. Mkt. Capitalization ($Mil)	$292.61	$300.91	2.84
All Publicly-Traded Thrifts			
Price/Earnings (x)	19.59x	19.24x	(1.79)%
Price/Core Earnings (x)	20.40	21.39	4.85
Price/Book (%)	87.04%	89.05%	2.31
Price/Tangible Book(%)	93.33	95.56	2.39
Price/Assets (%)	10.71	11.21	4.67
Avg. Mkt. Capitalization ($Mil)	$322.15	$297.90	(7.53)

(1) Brookline Bancorp of Massachusetts has been excluded from the Peer Group averages for both dates shown.

As set forth in the Original Appraisal and First Update, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 1, two standard conversion offerings and three second-step conversion offering have been completed. The second-step conversion offerings are considered to be more relevant for Northfield Bancorp's pro forma pricing. Two out of the three of the recent second-step conversion offerings were closed between the midpoint and maximum of their respective offering ranges and one was closed at the top of its super range. The average closing pro forma price/tangible book ratio of the three recent second-step conversion offerings equaled 67.4%. On average, the three second-step conversion offerings had price appreciation of 7.4% after the first week of trading. As of October 12, 2012, the three recent second-step conversion offerings showed an average price increase of 6.6% from their respective IPO prices.

Table 1
Pricing Characteristics and After-Market Trends
Recent Conversions Completed in Last Three Months

Institutional Information			Pre-Conversion Data: Financial Info.		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares: Benefit Plans				Initial	Pro Forma Data: Pricing Ratios(3)(6)			Pro Forma Data: Financial Charac.				Post-IPO Pricing Trends: Closing Price:							
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	ESOP (%)	Recog Plans (%)	Stk Option (%)	Mgmt.& Dirs. (%)(2)	Div. Yield (%)	P/TB (%)	Core P/E (x)	P/A (%)	Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 10/12/12 ($)	% Chge (%)
Standard Conversions																																
Hamilton Bancorp, Inc. - MD*	10/10/12	HBK-NASDAQ	$ 316	11.22%	1.96%	42%	$ 37.0	100%	132%	3.2%	N.A.	N.A.	8.0%	4.0%	10.0%	4.3%	0.00%	57.9%	NM	10.7%	-0.2%	16.6%	-0.9%	$10.00	$11.90	19.0%	$11.60	16.0%	$11.60	16.0%	$11.60	16.0%
Madison County Financial, Inc. - NE*	10/4/12	MCBK-NASDAQ	$ 233	13.78%	0.16%	1131%	$ 31.9	100%	89%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	11.0%	0.00%	55.7%	10.1x	12.3%	1.2%	22.2%	5.4%	$10.00	$14.89	48.9%	$14.55	45.5%	$14.55	45.5%	$14.55	45.5%
Averages - Standard Conversions:			$ 275	12.50%	1.06%	586%	$ 34.5	100%	110%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	8.1%	0.00%	56.8%	10.1x	11.5%	0.5%	20.4%	2.3%	$10.00	$13.40	34.0%	$13.08	30.8%	$13.08	30.8%	$13.08	30.8%
Medians - Standard Conversions:			$ 275	12.50%	1.06%	586%	$ 34.5	100%	110%	4.0%	N.A.	N.A.	8.0%	4.0%	10.0%	8.1%	0.00%	56.8%	10.1x	11.5%	0.5%	20.4%	2.3%	$10.00	$13.40	34.0%	$13.08	30.8%	$13.08	30.8%	$13.08	30.8%
Second Step Conversions																																
Malvern Bancorp, Inc., - PA*	10/12/12	MLVF-NASDAQ	$ 654	9.52%	2.27%	75%	$ 36.4	55%	132%	4.2%	N.A.	N.A.	0.0%	0.0%	0.0%	0.7%	0.00%	67.5%	134.2	9.5%	0.1%	14.1%	0.6%	$10.00	$11.00	10.0%	$11.00	10.0%	$11.00	10.0%	$11.00	10.0%
LaPorte Bancorp, Inc., - IN*	10/5/12	LPSB-NASDAQ	$ 479	12.06%	1.70%	59%	$ 27.1	55%	113%	4.9%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	2.00%	69.1%	14.11	9.9%	0.7%	14.6%	4.4%	$8.00	$8.80	10.0%	$8.65	8.1%	$8.65	8.1%	$8.65	8.1%
Sound Financial Bancorp, Inc., - WA* (8)	8/23/12	SFBC-NASDAQ	$ 349	8.45%	2.81%	56%	$ 14.2	55%	105%	11.4%	N.A.	N.A.	8.0%	4.0%	10.0%	1.7%	0.00%	65.5%	12.63	7.2%	0.6%	11.0%	5.1%	$10.00	$10.23	2.3%	$10.40	4.0%	$10.10	1.0%	$10.15	1.5%
Averages - Second Step Conversions:			$ 494	10.01%	2.26%	64%	$ 25.9	55%	117%	6.8%	N.A.	N.A.	5.3%	2.7%	6.7%	1.1%	0.67%	67.4%	53.7x	8.9%	0.4%	13.2%	3.3%	$9.33	$10.01	7.4%	$10.02	7.4%	$9.92	6.4%	$9.93	6.6%
Medians - Second Step Conversions:			$ 479	9.52%	2.27%	59%	$ 27.1	55%	113%	4.9%	N.A.	N.A.	8.0%	4.0%	10.0%	0.8%	0.00%	67.5%	14.1x	9.5%	0.6%	14.1%	4.4%	$10.00	$10.23	10.0%	$10.40	8.1%	$10.10	8.1%	$10.15	8.1%
Averages - All Conversions:			$ 406	11.01%	1.78%	273%	$ 29.3	73%	114%	5.7%	N.A.	N.A.	6.4%	3.2%	8.0%	3.9%	0.40%	63.2%	42.0x	9.9%	0.5%	16.1%	2.9%	$9.60	$11.36	16.0%	$11.24	16.7%	$11.18	16.1%	$11.19	16.2%
Medians - All Conversions:			$ 349	11.22%	1.96%	59%	$ 31.9	55%	113%	4.8%	N.A.	N.A.	8.0%	4.0%	10.0%	1.7%	0.00%	65.5%	13.4x	9.9%	0.6%	14.6%	4.4%	$10.00	$11.00	10.0%	$11.00	10.0%	$11.00	10.0%	$11.00	10.0%

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded; "NA" - Not Applicable, Not Available; C/S-Cash/Stock.

(1) As a percent of MHC offering for MHC transactions.
(2) Does not take into account the adoption of SOP 93-6.
(3) Latest price if offering is less than one week old.
(4) Latest price if offering is more than one week but less than one month old.
(5) Mutual holding company pro forma data on full conversion basis.
(6) Simultaneously completed acquisition of another financial institution.
(7) Simultaneously converted to a commercial bank charter.
(8) Former credit union.

October 12, 2012

Shown in Table 2 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange. The current average P/TB ratio for the recent fully-converted offerings equaled 72.74%, based on closing stock prices as of October 12, 2012.

As set forth in the Original Appraisal and First Update, RP Financial's analysis of stock market conditions also considered recent trading activity in Northfield Bancorp's stock.

Since the date of the First Update, the trading price of the Company's stock ranged from a low closing price of $15.00 on August 31, 2012 to a high closing price of $16.25 on October 11, 2012. As of October 12, 2012, the Company's closing stock price was $16.22, indicating an implied market valuation of $652.2 million. Comparatively, the Company's closing stock price as of the date of the First Update was $15.24.

<u>*Summary of Adjustments*</u>

In the First Update, we made the following adjustments to Northfield Bancorp's pro forma value based upon our comparative analysis to the Peer Group:

<u>Key Valuation Parameters</u>:	PreviousValuation <u>Adjustment</u>
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Slight/Moderate Downward
Asset Growth	Slight Upward
Primary Market Area	No Adjustment
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Moderate Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

Except for marketing of the issue, the factors concerning the other valuation parameters did not change since the First Update. Accordingly, those parameters were not discussed further in this update.

The general market for thrift stocks outperformed the broader stock market since the date of the First Update. The DJIA showed an increase of 0.40% since the date of the First Update, versus an increase of 6.27% recorded in the SNL Index for all publicly-traded thrifts. Likewise, the updated pricing measures for the Peer Group were higher since the date of the First Update, but generally did not match the increase in the SNL Index for all publicly-traded thrifts. Three second-step conversion offerings were completed during the past three months, all of which closed above the midpoint of their respective offering ranges. As of October 12, 2012, the three recent second-step conversion offerings reflected an average price increase of 6.6% from their IPO prices.

Overall, taking into account the foregoing factors, we believe that an increase in the Company's estimated pro market value as set forth in the First Update is appropriate.

Table 2
Market Pricing Comparatives
Prices As of October 12, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Market Value ($Mil)	Per Share Data: Core 12 Month EPS(2) ($)	Per Share Data: Book Value/ Share ($)	Pricing Ratios(3): P/E (x)	Pricing Ratios(3): P/B (%)	Pricing Ratios(3): P/A (%)	Pricing Ratios(3): P/TB (%)	Pricing Ratios(3): P/Core (x)
All Non-MHC Public Companies	$13.49	$297.90	$0.17	$15.16	19.24x	89.05%	11.21%	95.56%	21.39x
Converted Last 3 Months (no MHC)	$11.19	$48.96	$0.45	$15.97	15.14x	69.85%	11.74%	72.74%	14.24x
Converted Last 3 Months (no MHC)									
HBK Hamilton Bancorp, Inc. of MD	$11.60	$42.95	($0.16)	$18.05	NM	64.27%	12.37%	67.21%	NM
LPSBD Laporte Bancorp Inc. of IN	$8.65	$53.18	$0.57	$13.00	14.18x	66.54%	10.70%	74.76%	15.18x
MCBK Madison County Financial of NE	$14.55	$46.46	$0.99	$18.40	13.11x	79.08%	17.87%	80.97%	14.70x
MLVFD Malvern Bancorp, Inc. of PA	$11.00	$72.15	$0.07	$14.81	NM	74.27%	10.47%	74.27%	NM
SPBC Sound Financial Bcp, Inc of WA	$10.15	$30.04	$0.79	$15.59	18.13x	65.11%	7.30%	66.51%	12.85x

Financial Institution	Dividends(4): Amount/ Share ($)	Dividends(4): Yield (%)	Dividends(4): Payout Ratio(5) (%)	Financial Characteristics(6): Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Non-MHC Public Companies	$0.21	1.52%	25.08%	$2,449	12.12%	11.50%	3.39%	0.30%	1.94%	0.12%	-0.06%
Converted Last 3 Months (no MHC)	$0.06	0.64%	11.32%	$441	16.65%	15.98%	2.40%	0.51%	2.95%	0.55%	2.88%
Converted Last 3 Months (no MHC)											
HBK Hamilton Bancorp, Inc. of MD	$0.00	0.00%	NM	$347	19.25%	18.41%	2.41%	-0.09%	-0.44%	0.17%	-0.89%
LPSBD Laporte Bancorp Inc. of IN	$0.12	1.39%	19.67%	$497	16.09%	14.32%	1.70%	0.75%	4.69%	0.71%	4.38%
MCBK Madison County Financial of NE	$0.00	0.00%	0.00%	$260	22.60%	22.07%	0.15%	1.36%	6.03%	1.22%	5.38%
MLVFD Malvern Bancorp, Inc. of PA	$0.11	1.00%	NM	$689	14.10%	14.10%	3.53%	0.12%	0.88%	0.07%	0.47%
SPBC Sound Financial Bcp, Inc of WA	$0.08	0.79%	14.29%	$411	11.22%	10.98%	4.23%	0.40%	3.59%	0.57%	5.07%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Therefore, RP Financial concluded that as of October 12, 2012, the aggregate pro forma market value of Northfield Bancorp's conversion stock equaled $597.7 million at the midpoint. Based on the sale of a 61.07% ownership interest to the public, the midpoint of the public offering range equaled $365.0 million. The MHC's 61.07% ownership interest was based on the Company's and Flatbush Bancorp's shares outstanding (adjusted for the exchange ratio) as of June 30, 2012, which is consistent with the date of the pro forma data in the Company's prospectus.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Northfield Bancorp's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the offering and the related pricing ratios, the valuation parameters utilized for this update did not change from the First Update.

Consistent with the Original Appraisal and First Update, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal and First Update, this updated appraisal incorporates a "technical" analysis of recently completed offerings, including principally the P/B approach which (as discussed in the Original Appraisal and First Update) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

RP Financial also considered the trading price of Northfield Bancorp's stock, which had a closing price of $16.22 as of October 12, 2012, an increase of 6.43% from its closing price as of August 17, 2012. The $16.22 closing trading price implied a pro forma market capitalization for Northfield Bancorp of approximately $652.2 million, which is between the midpoint and maximum of the valuation range.

The Company has adopted Statement of Position ("SOP" 93-6) which causes earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Company's shareholders. However, we have considered the impact of the Company's adoption of SOP 93-6 in the determination of pro forma market value.

1. P/E Approach. In applying the P/E approach, RP Financial's valuation conclusions considered both reported earnings and a recurring or "core" earnings base, that is, earnings adjusted to exclude any one time non-operating and extraordinary items, plus the estimated after tax-earnings benefit from reinvestment of net stock proceeds. The Company's reported earnings equaled $16.402 million for the twelve months ended June 30, 2012. In deriving Northfield Bancorp's core earnings, the adjustments made to reported earnings were to eliminate the bargain purchase gain of $3.6 million, net of taxes, and gains on securities

transactions totaling \$2.0 million. Due to the immaterial pro forma impact of Flatbush Bancorp's recurring earnings, which excludes the onetime gain realized from the sale of the main office property, and consistent with the pro forma assumptions disclosed in the Company's prospectus, no earnings adjustments were made for the pending acquisition of Flatbush Bancorp. As shown below, assuming an effective marginal tax rate of 40.0% is applied to the core earnings adjustment for the gains on securities transactions, the Company's core earnings were estimated to equal \$11.631 million for the twelve months ended June 30, 2012. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

	Amount (\$000)
Net income	\$16,402
Deduct: Bargain purchase gain, net of tax	(3,560)
Deduct: Gain on securities transactions, net(1)	(1,211)
Core earnings estimate	\$11,631

(1) Tax effected at 40.0%.

Based on Northfield Bancorp's reported and estimated core earnings, and incorporating the impact of the pro forma assumptions discussed previously, the Company's reported and core P/E multiples at the \$597.7 million midpoint value equaled 41.67 times and 62.50 times, respectively. The Company's updated reported and core P/E multiples provided for premiums of 92.03% and 154.69% relative to the Peer Group's average reported and core P/E multiples of 21.70 times and 24.54 times, respectively (versus premiums of 79.05% and 157.82% relative to the Peer Group's average reported and core P/E multiples as indicated in the First Update). The Company's updated reported and core P/E multiples indicated premiums of 99.09% and 154.89% relative to the Peer Group's median reported and core P/E multiples, which equaled 20.93 times and 24.52 times, respectively (versus premiums of 82.36% and 177.52% relative to the Peer Group's median reported and core P/E multiples as indicated in the First Update). The Company's pro forma P/E ratios based on reported earnings at the minimum and the maximum equaled 34.48 times and 47.62 times, respectively, and based on core earnings at the minimum and the maximum equaled 50.00 times and 71.43 times, respectively. The Company's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 3, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. P/B Approach. P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Consistent with the Original Appraisal and First Update, the Company's pro forma book value was adjusted for the impact of the pending acquisition of Flatbush Bancorp as disclosed in the Company's prospectus. The pro forma impact of the Flatbush Bancorp acquisition increased reported book value by \$20.5 million and tangible book value by \$19.7 million. Based on the \$597.7 million midpoint value, the Company's P/B and P/TB ratios equaled 82.17% and 84.25%, respectively. In comparison to the average P/B and P/TB ratios indicated for the Peer Group of 101.32% and 108.41%, respectively, Northfield Bancorp's updated ratios reflected a discount of 18.90% on a P/B basis and a discount of 22.29% on a P/TB basis (versus discounts of 20.84% and 25.99% from the Peer Group's average P/B and P/TB ratios as indicated in the

Table 3
Public Market Pricing
Northfield Bancorp and the Comparables
As of October 12, 2012

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)				Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	Core 12 Month EPS(2) ($)	Book Value/ Share ($)	P/E (x)	P/B (%)	P/A (%)	P/TB (%)	P/Core (x)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tang Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Northfield Bancorp																				
Maximum	$10.00	$687.36	$0.14	$11.28	47.62x	88.65%	23.09%	90.74%	71.43x	$0.24	2.40%	171.43%	$2,976	26.06%	25.46%	1.24%	0.48%	1.84%	0.32%	1.23%
Midpoint	$10.00	$597.71	$0.16	$12.17	41.67x	82.17%	20.41%	84.25%	62.50x	$0.24	2.40%	150.00%	$2,928	24.84%	24.24%	1.26%	0.50%	2.00%	0.33%	1.34%
Minimum	$10.00	$508.05	$0.20	$13.37	34.48x	74.79%	17.64%	76.86%	50.00x	$0.24	2.40%	120.00%	$2,880	23.59%	22.97%	1.28%	0.51%	2.18%	0.35%	1.48%
All Non-MHC Public Companies (7)																				
Averages	$13.49	$297.90	$0.17	$15.16	19.24x	89.05%	11.21%	95.56%	21.39x	$0.21	1.52%	25.08%	$2,449	12.12%	11.50%	3.39%	0.30%	1.94%	0.12%	-0.06%
Medians	$12.98	$76.26	$0.37	$14.70	18.13x	84.34%	11.22%	90.28%	19.07x	$0.14	1.05%	0.00%	$795	12.53%	11.42%	2.49%	0.41%	3.54%	0.32%	2.33%
All Non-MHC State of NY(7)																				
Averages	$10.56	$1,164.25	$0.07	$10.19	15.33x	114.17%	10.10%	140.28%	17.76x	$0.40	3.40%	49.33%	$9,784	10.45%	8.45%	2.98%	0.37%	1.42%	0.32%	1.20%
Medians	$10.75	$493.08	$0.65	$12.26	14.46x	113.64%	11.23%	139.06%	15.00x	$0.37	3.64%	21.77%	$4,151	9.71%	8.14%	1.79%	0.81%	7.76%	0.82%	6.70%
Comparable Group Averages																				
Averages	$12.42	$300.91	$0.54	$12.23	21.70x	101.32%	14.82%	108.41%	24.54x	$0.32	2.50%	46.67%	$2,065	14.37%	13.81%	16.61%	0.64%	4.60%	0.61%	4.35%
Medians	$13.71	$241.89	$0.40	$11.88	20.93x	103.70%	12.51%	113.09%	24.52x	$0.30	2.75%	51.67%	$1,791	14.15%	13.96%	2.56%	0.63%	4.21%	0.55%	3.34%
Comparable Group																				
CBNJ Cape Bancorp, Inc. of NJ	$8.99	$119.68	$0.22	$11.14	NM	80.70%	11.42%	95.44%	NM	$0.00	0.00%	0.00%	$1,048	14.15%	12.23%	3.68%	0.16%	1.18%	0.28%	2.00%
ESSA ESSA Bancorp, Inc. of PA	$10.01	$120.90	$0.33	$13.55	29.44x	73.87%	10.86%	74.76%	30.33x	$0.20	2.00%	58.82%	$1,113	14.70%	14.56%	2.48%	0.37%	2.52%	0.36%	2.45%
FFIC Flushing Financial Corp. of NY	$15.91	$492.40	$1.12	$13.93	14.46x	114.21%	11.10%	118.91%	14.21x	$0.52	3.27%	47.27%	$4,436	9.72%	9.37%	2.89%	0.78%	8.12%	0.80%	8.27%
FXCB Fox Chase bancorp, Inc. of PA	$15.78	$198.75	$0.30	$14.50	NM	108.83%	19.64%	108.83%	NM	$0.16	1.01%	50.00%	$1,012	18.05%	18.05%	3.28%	0.39%	2.09%	0.37%	1.96%
OCFC OceanFirst Financial Corp. of NJ	$14.22	$258.89	$1.05	$12.02	12.05x	118.30%	11.32%	118.30%	13.54x	$0.48	3.38%	40.68%	$2,288	9.57%	9.57%	2.63%	0.94%	9.90%	0.84%	8.81%
ORIT Oritani Financial Corp. of NJ	$14.89	$673.01	$0.71	$11.30	21.27x	131.77%	24.92%	131.77%	20.97x	$0.60	4.03%	NM	$2,701	18.91%	18.91%	0.97%	1.20%	5.86%	1.22%	5.94%
PBNY Provident NY Bancorp, Inc. of NY	$9.26	$350.94	$0.30	$11.73	20.58x	78.94%	11.14%	125.30%	30.87x	$0.24	2.59%	53.33%	$3,150	14.11%	9.38%	2.02%	0.55%	3.91%	0.37%	2.60%
RCKB Rockville Financial New, Inc. of CT	$13.19	$377.27	$0.47	$11.28	25.37x	116.93%	19.56%	117.35%	28.06x	$0.36	2.73%	69.23%	$1,928	16.73%	16.68%	0.99%	0.82%	4.50%	0.74%	4.07%
UBNK United Financial Bancorp of MA	$14.49	$224.90	$0.75	$14.70	19.58x	98.57%	13.60%	102.40%	19.32x	$0.40	2.76%	54.05%	$1,654	13.80%	13.35%	1.12%	0.70%	5.05%	0.71%	5.12%
WFD Westfield Financial Inc. of MA	$7.41	$192.38	$0.19	$8.14	30.88x	91.03%	14.59%	91.03%	39.00x	$0.24	3.24%	NM	$1,319	16.03%	16.03%	146.00%	0.49%	2.84%	0.39%	2.25%

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing 12 month data, adjusted to omit non-operating items on a tax-effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/Core = Price to core earnings.
(4) Indicated 12 month dividend, based on last quarterly dividend declared.
(5) Indicated 12 month dividend as a percent of trailing 12 month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing 12 month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

First Update). In comparison to the median P/B and P/TB ratios indicated for the Peer Group of 103.70% and 113.09%, respectively, Northfield Bancorp's updated ratios reflected discounts of 20.76% and 25.50% at the $597.7 million midpoint value (versus discounts of 22.25% and 23.91% from the Peer Group's median P/B and P/TB ratios as indicated in the First Update). At the maximum of the range, the Company's P/B and P/TB ratios equaled 88.65% and 90.74%, respectively. In comparison to the Peer Group's average P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 12.50% and 16.30%, respectively. In comparison to the Peer Group's median P/B and P/TB ratios, the Company's P/B and P/TB ratios at the maximum of the range reflected discounts of 14.51% and 19.76%, respectively.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal and First Update, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal and First Update, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, the three recently completed second-step offerings reflected an average forma price/tangible book ratio at closing of 67.40% (see Table 1). In comparison, the Company's pro forma price/tangible book ratio at the midpoint value reflects an implied premium of 25.00%. The current average P/TB ratio of the three recent second-step conversions, based on closing stock prices as of October 12, 2012, equaled 71.85%. In comparison to the current average P/TB ratio of the three recent second-step conversions, the Company's P/TB ratio at the midpoint value reflects an implied premium of 17.26%.

3. P/A Approach. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $597.7 million midpoint value Northfield Bancorp's pro forma P/A ratio equaled 20.41%. In comparison to the Peer Group's average P/A ratio of 14.82%, Northfield Bancorp's P/A ratio indicated a premium of 37.72% (versus a premium of 33.52% at the midpoint valuation in the First Update). In comparison to the Peer Group's median P/A ratio of 12.51%, Northfield Bancorp's P/A ratio at the $597.7 million midpoint value indicated a premium of 63.15% (versus a premium of 54.02% at the midpoint valuation in the First Update).

Valuation Conclusion

Based on the foregoing, it is our opinion that, as of October 12, 2012, the estimated aggregate pro forma valuation of the shares of the Company to be issued and outstanding at the end of the conversion offering – including (1) newly-issued shares representing the MHC's current ownership interest in the Company and (2) exchange shares issued to existing public shareholders of the Company - was $597,708,440 at the midpoint, equal to 59,770,844 shares at a per share value of $10.00. The resulting range of value and pro forma shares, all based on $10.00 per share, are shown in the table below.

The pro forma valuation calculations relative to the Peer Group are shown in Table 3 and are detailed in Exhibit 3 and Exhibit 4.

	Total Shares	Offering Shares	Exchange Shares Issued to Public Shareholders	Exchange Ratio
Shares				
Maximum	68,736,470	41,975,000	26,761,470	1.6561
Midpoint	59,770,844	36,500,000	23,270,844	1.4400
Minimum	50,805,217	31,025,000	19,780,217	1.2240
Distribution of Shares				
Maximum	100.00%	61.07%	38.93%	
Midpoint	100.00%	61.07%	38.93%	
Minimum	100.00%	61.07%	38.93%	
Aggregate Market Value at $10 per share				
Maximum	$ 687,364,700	$ 419,750,000	$ 267,614,700	
Midpoint	$ 597,708,440	$ 365,000,000	$ 232,708,440	
Minimum	$ 508,052,170	$ 310,250,000	$ 197,802,170	

Establishment of the Exchange Ratio

Conversion regulations provide that in a conversion of a mutual holding company, the minority shareholders are entitled to exchange the public shares for newly issued shares in the fully converted company. The Board of Directors of Northfield Bancorp has independently determined the exchange ratio, which has been designed to preserve the current aggregate percentage ownership in the Company held by the public shareholders. The exchange ratio to be received by the existing minority shareholders of the Company will be determined at the end of the offering, based on the total number of shares sold in the subscription, community and syndicated offerings and the final appraisal. Based on the valuation conclusion herein, the resulting offering value and the $10.00 per share offering price, the indicated exchange ratio at the midpoint is 1.4400 shares for every one public share held by public shareholders. Furthermore, based on the offering range of value, the indicated exchange ratio is 1.2240 at the minimum and 1.6561 at the maximum. RP Financial expresses no opinion on the proposed exchange of newly issued Company shares for the shares held by the public shareholders or on the proposed exchange ratio.

Respectfully submitted,

RP® FINANCIAL, LC.

William E. Pommerening
Chief Executive Officer and
Managing Director

Gregory E. Dunn
Director

EXHIBITS

LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of October 12, 2012

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part One
Prices As Of October 12, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(114)	13.49	23,572	297.9	14.66	9.95	13.36	8.58	25.17	24.69	0.48	0.17	15.16	14.31	133.85
NYSE Traded Companies(5)	13.56	153,960	2,142.2	14.05	8.64	11.27	198.63	39.57	51.14	0.55	-1.22	13.74	11.02	156.65
NASDAQ Listed OTC Companies(109)	13.48	17,180	207.5	14.69	10.02	13.47	-0.74	24.46	23.40	0.48	0.24	15.23	14.47	132.73
California Companies(5)	13.74	8,951	146.6	14.94	8.97	14.12	-3.52	29.06	24.97	-0.12	-0.43	12.16	12.07	149.68
Florida Companies(1)	14.58	116,480	1,698.3	14.75	9.40	13.89	4.97	45.80	45.80	0.38	-0.59	10.14	10.00	129.13
Mid-Atlantic Companies(34)	13.52	37,400	484.5	14.88	10.63	13.24	-0.97	15.01	14.25	0.54	0.45	14.97	13.58	131.02
Mid-West Companies(29)	11.25	15,725	153.5	12.24	8.06	11.05	33.31	34.35	37.63	0.40	-0.27	14.63	13.89	144.62
New England Companies(19)	16.40	28,971	370.8	17.89	12.59	16.40	-0.33	18.54	15.76	0.76	0.73	16.13	14.85	133.07
North-West Companies(7)	13.87	24,023	338.0	14.56	8.52	13.73	0.27	29.46	25.95	1.16	0.47	15.58	14.94	134.71
South-East Companies(14)	13.00	7,696	100.2	14.14	9.54	13.02	-0.33	27.83	27.91	-0.04	-0.22	15.91	15.81	112.77
South-West Companies(2)	18.33	6,489	139.7	19.60	11.79	18.26	0.78	46.97	40.13	0.50	-0.02	18.64	18.64	139.24
Western Companies (Excl CA)(3)	14.54	5,884	106.2	15.27	11.53	14.57	-0.29	24.97	19.56	0.80	0.73	16.48	16.36	122.72
Thrift Strategy(109)	13.07	20,792	262.9	14.23	9.68	12.94	9.06	25.54	25.01	0.38	0.14	14.92	14.12	130.12
Mortgage Banker Strategy(1)	13.30	10,856	144.4	14.31	8.76	14.11	-5.74	45.36	42.70	0.79	-0.97	13.20	13.20	118.55
Real Estate Strategy(1)	2.15	25,745	55.4	2.39	1.30	2.15	0.00	34.37	46.26	-0.05	-0.38	2.75	2.75	30.74
Diversified Strategy(2)	26.75	178,789	2,280.6	29.35	22.44	27.24	-2.41	7.61	4.48	1.69	0.92	27.45	22.40	281.10
Companies Issuing Dividends(71)	14.25	32,381	417.9	15.54	10.76	14.41	-1.14	22.08	20.93	0.74	0.51	15.27	14.04	134.69
Companies Without Dividends(43)	12.20	8,816	96.8	13.20	8.59	11.61	24.86	30.34	31.00	0.06	-0.39	14.98	14.76	132.45
Equity/Assets <6%(5)	2.39	2,664	7.5	6.68	1.15	2.45	-2.19	-12.56	-15.58	-3.84	-4.01	5.98	5.96	223.87
Equity/Assets 6-12%(49)	14.39	17,663	195.4	15.65	10.04	14.17	22.90	31.91	31.26	0.99	0.43	15.23	14.55	168.06
Equity/Assets >12%(60)	13.77	29,650	397.2	14.62	10.63	13.70	-0.95	23.46	23.32	0.48	0.34	15.89	14.83	101.29
Converted Last 3 Mths (no MHC)(5)	11.19	4,513	49.0	11.67	8.58	8.92	-0.45	48.56	47.94	0.47	0.45	15.97	15.37	100.00
Actively Traded Companies(3)	42.59	54,505	961.1	50.38	29.25	42.18	0.37	33.74	31.10	3.64	3.64	29.69	28.49	335.57
Market Value Below $20 Million(9)	3.50	3,112	10.8	6.46	2.12	3.51	-0.88	-6.32	-0.21	-2.36	-2.48	7.66	7.61	175.81
Holding Company Structure(98)	12.57	25,148	310.3	13.70	9.41	12.45	9.95	24.05	23.87	0.34	0.05	14.62	13.65	129.99
Assets Over $1 Billion(48)	15.88	46,687	609.6	17.09	11.37	15.82	19.81	30.27	28.23	0.99	0.45	15.45	14.05	144.05
Assets $500 Million-$1 Billion(32)	10.25	8,245	71.4	11.46	7.68	10.31	-0.42	20.58	21.19	-0.10	-0.22	13.24	12.72	117.37
Assets $250-$500 Million(31)	13.65	2,969	39.9	14.68	10.60	13.21	-0.09	24.62	23.93	0.43	0.29	17.39	17.03	131.75
Assets less than $250 Million(3)	5.84	1,873	12.2	7.32	3.67	5.78	0.48	-5.19	10.36	-1.27	-1.54	8.35	8.30	153.03
Goodwill Companies(64)	12.91	31,656	399.7	13.94	9.71	12.87	-0.97	21.86	20.61	0.68	0.35	15.13	13.63	139.17
Non-Goodwill Companies(49)	14.26	12,667	160.2	15.66	10.24	14.02	21.74	29.44	30.01	0.24	-0.06	15.17	15.17	127.78
Acquirors of FSLIC Cases(1)	16.62	106,884	1,776.4	18.42	12.35	16.72	-0.60	20.70	18.80	1.25	1.25	18.09	15.69	125.98

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 12, 2012

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(21)	10.07	40,147	152.8	11.19	7.75	10.24	-1.48	20.48	26.41	0.35	0.28	8.42	7.93	71.53
NASDAQ Listed OTC Companies(21)	10.07	40,147	152.8	11.19	7.75	10.24	-1.48	20.48	26.41	0.35	0.28	8.42	7.93	71.53
Mid-Atlantic Companies(13)	10.04	30,100	147.5	11.41	7.94	10.35	-2.39	13.63	20.51	0.39	0.38	8.56	8.11	79.99
Mid-West Companies(4)	7.55	115,989	268.0	8.29	5.42	7.58	-0.60	45.58	57.10	0.13	-0.29	6.35	5.71	39.90
New England Companies(2)	11.21	14,431	90.8	11.50	8.05	10.87	1.59	23.18	22.32	0.36	0.35	8.81	7.96	81.66
South-East Companies(2)	12.93	12,381	74.2	13.90	9.77	12.97	-0.40	21.25	19.89	0.41	0.44	10.27	10.11	58.02
Thrift Strategy(21)	10.07	40,147	152.8	11.19	7.75	10.24	-1.48	20.48	26.41	0.35	0.28	8.42	7.93	71.53
Companies Issuing Dividends(11)	11.15	21,162	125.4	12.69	8.83	11.44	-1.84	12.38	10.09	0.48	0.51	9.21	8.73	78.15
Companies Without Dividends(10)	8.59	66,251	190.5	9.12	6.26	8.59	-0.98	31.63	48.85	0.16	-0.04	7.33	6.83	62.42
Equity/Assets <6%(1)	10.35	2,618	9.3	11.00	8.01	11.00	-5.91	15.13	16.16	0.77	0.62	10.24	8.77	181.40
Equity/Assets 6-12%(10)	10.15	25,268	143.2	11.66	7.36	10.40	-1.97	30.60	45.75	0.38	0.23	8.20	7.96	81.28
Equity/Assets >12%(10)	9.96	59,196	178.5	10.74	8.10	9.99	-0.50	10.97	8.22	0.27	0.28	8.43	7.80	49.56
Holding Company Structure(19)	10.24	42,743	163.4	11.46	7.84	10.45	-2.00	21.38	27.18	0.36	0.28	8.64	8.09	74.59
Assets Over $1 Billion(10)	11.12	77,308	298.3	11.77	8.54	11.13	-0.19	24.05	33.25	0.27	0.10	7.56	7.04	61.27
Assets $500 Million-$1 Billion(3)	10.13	6,671	22.1	13.11	7.91	10.76	-3.46	21.72	40.82	0.53	0.52	8.73	8.73	94.12
Assets $250-$500 Million(7)	8.76	6,540	21.1	9.67	6.76	8.98	-2.82	13.08	14.95	0.40	0.43	9.68	9.23	82.75
Assets less than $250 Million(1)	8.30	7,770	25.9	9.26	6.08	8.22	0.97	29.08	-9.59	0.22	0.22	7.57	5.71	28.69
Goodwill Companies(14)	9.78	58,266	221.4	10.60	7.58	9.85	-0.89	20.47	23.21	0.28	0.17	7.88	7.11	68.84
Non-Goodwill Companies(7)	10.58	9,086	35.4	12.20	8.04	10.92	-2.49	20.50	31.91	0.46	0.46	9.34	9.34	76.13
MHC Institutions(21)	10.07	40,147	152.8	11.19	7.75	10.24	-1.48	20.48	26.41	0.35	0.28	8.42	7.93	71.53

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 12, 2012

	Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From: Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	10.25	98,281	1,007.4	11.08	6.58	10.20	0.49	14.65	20.73	0.47	0.43	13.08	11.20	178.81
EVER	EverBank Financial Corp. of FL*	14.58	116,480	1,698.3	14.75	9.40	13.89	4.97	45.80	45.80	0.38	-0.59	10.14	10.00	129.13
FBC	Flagstar Bancorp, Inc. of MI*	12.91	55,772	720.0	13.10	4.55	1.18	994.07	96.20	155.64	-0.27	-7.84	16.51	16.51	257.63
NYB	New York Community Bcrp of NY*	14.45	439,124	6,345.3	15.05	11.26	14.94	-3.28	12.54	16.81	1.11	0.87	12.78	7.14	99.03
PFS	Provident Fin. Serv. Inc of NJ*	15.63	60,141	940.0	16.25	11.43	16.13	-3.10	28.64	16.73	1.08	1.02	16.20	10.25	118.64
NASDAQ Listed OTC Companies															
ASBB	ASB Bancorp, Inc. of NC*	15.85	5,585	88.5	16.40	11.30	15.52	2.13	36.17	35.47	0.01	-0.39	20.78	20.78	143.00
ALLB	Alliance Bancorp, Inc. of PA*	12.54	5,467	68.6	12.80	9.31	12.40	1.13	23.79	16.43	0.24	0.33	15.12	15.12	87.99
ANCB	Anchor Bancorp of Aberdeen, WA*	13.00	2,550	33.2	13.95	5.15	13.50	-3.70	132.14	109.68	-0.67	-0.85	21.19	21.19	184.63
AFCB	Athens Bancshares, Inc. of TN*	16.57	2,591	42.9	19.35	11.11	16.50	0.42	32.56	38.08	0.95	0.47	19.43	19.32	113.25
ACFC	Atlantic Coast Fin. Corp of GA*	2.19	2,629	5.8	3.44	0.87	2.31	-5.19	4.29	-23.16	-3.82	-4.98	16.73	16.72	296.13
BLMT	BSB Bancorp, Inc. of MA*	12.92	9,173	118.5	13.47	10.08	13.39	-3.51	24.95	22.58	-0.03	0.00	14.43	14.43	82.35
BKMU	Bank Mutual Corp of WI*	4.38	46,326	202.9	4.75	2.65	4.64	-5.60	49.49	37.74	0.11	-0.05	5.82	5.81	56.88
BFIN	BankFinancial Corp. of IL*	8.11	21,073	170.9	9.24	5.25	8.62	-5.92	1.37	46.92	-2.17	-2.19	9.63	9.47	72.23
BFED	Beacon Federal Bancorp of NY(8)*	20.97	6,203	130.1	21.23	12.67	21.04	-0.33	58.14	51.19	0.71	1.10	18.57	18.57	160.89
BNCL	Beneficial Mut MHC of PA(42.9)	9.99	79,626	360.2	10.20	7.60	9.99	0.00	19.50	19.50	0.20	0.21	7.93	6.24	60.93
BHLB	Berkshire Hills Bancorp of MA*	23.32	22,169	517.0	24.49	18.38	23.68	-1.52	11.95	5.09	1.20	1.88	26.31	15.49	203.33
BOFI	Bofi Holding, Inc. Of CA*	27.28	11,513	314.1	28.00	13.69	27.43	-0.55	87.11	67.88	2.45	1.68	15.82	15.82	207.32
BYFC	Broadway Financial Corp. of CA*	1.28	1,745	2.2	3.20	0.91	1.34	-4.48	-17.42	-17.95	-4.10	-3.12	1.70	1.70	224.03
CITZ	CFS Bancorp, Inc of Munster IN*	5.61	10,867	61.0	6.29	4.11	5.83	-3.77	21.69	30.16	-0.95	-1.08	9.63	9.62	104.18
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.17	1,863	15.2	9.20	6.50	8.18	-0.12	6.66	0.37	-0.20	-0.31	11.76	11.76	138.89
CBNJ	Cape Bancorp, Inc. of NJ*	8.99	13,313	119.7	9.80	7.00	9.43	-4.67	10.71	14.52	0.13	0.22	11.14	9.42	78.74
CFFN	Capitol Federal Fin Inc. of KS*	11.68	158,204	1,847.8	12.27	10.55	11.94	-2.18	6.38	1.21	0.46	0.46	11.59	11.59	59.55
CARV	Carver Bancorp, Inc. of NY*	3.69	3,695	13.6	18.00	1.10	3.97	-7.05	-55.27	-55.49	-4.96	-4.70	2.30	2.30	174.55
CEBK	Central Bncrp of Somerville MA(8)*	31.90	1,691	53.9	32.50	16.06	32.33	-1.33	86.66	87.10	-0.42	-0.23	20.66	19.34	334.56
CFBK	Central Federal Corp. of OH*	1.49	826	1.2	5.00	1.26	1.50	-0.67	-67.68	-51.94	-4.42	-5.11	1.37	1.29	273.14
CHFN	Charter Fin Corp MHC GA (37.2)	9.85	18,337	112.9	10.50	8.60	9.93	-0.81	1.44	6.37	0.19	0.26	7.61	7.30	57.23
CHEV	Cheviot Financial Corp. of OH*	9.35	7,597	71.0	10.21	8.01	9.32	0.32	-3.41	7.72	0.53	0.42	14.13	12.66	83.48
CBNK	Chicopee Bancorp, Inc. of MA*	15.00	5,466	82.0	15.27	13.00	14.45	3.81	14.50	6.38	0.29	0.27	16.21	16.21	110.66
CZWI	Citizens Comm Bncorp Inc of WI*	5.85	5,133	30.0	6.28	4.51	5.82	0.52	15.84	14.04	0.03	0.09	10.54	10.48	103.91
CSBK	Clifton Svg Bp MHC of NJ(35.8)	11.16	26,139	107.2	11.35	9.06	11.15	0.09	6.29	20.26	0.30	0.30	7.15	7.15	40.59
COBK	Colonial Financial Serv. of NJ*	13.25	3,992	52.9	13.50	11.50	13.12	0.99	6.85	6.34	0.16	0.10	17.64	17.64	154.73
CFFC	Community Fin. Corp. of VA(8)*	5.88	4,362	25.6	6.18	2.40	6.18	-4.85	77.11	79.27	0.40	0.40	8.94	8.94	114.28
DCOM	Dime Community Bancshars of NY*	13.97	35,345	493.8	15.01	10.80	14.59	-4.25	19.61	10.87	1.29	1.30	10.65	9.07	109.77
ESBF	ESB Financial Corp. of PA*	13.46	14,636	197.0	14.71	11.70	13.67	-1.54	1.74	-4.34	1.04	1.04	12.84	9.97	136.45
ESSA	ESSA Bancorp, Inc. of PA*	10.01	12,078	120.9	11.41	9.34	10.12	-1.09	-11.18	-4.39	0.34	0.33	13.55	13.39	92.16
EBMT	Eagle Bancorp Montanta of MT*	10.58	3,879	41.0	10.85	9.48	10.63	-0.47	1.24	7.41	0.56	0.19	13.83	13.83	84.38
FSBW	FS Bancorp, Inc. of WA*	10.77	3,240	34.9	10.90	9.90	10.76	0.09	7.70	7.70	0.29	0.33	16.45	16.45	100.95
FFCO	FedFirst Financial Corp of PA*	15.16	2,894	43.9	15.25	12.66	15.10	0.40	12.30	10.66	0.48	0.41	20.22	19.81	117.05
FSBI	Fidelity Bancorp, Inc. of PA(8)*	21.30	3,069	65.4	21.92	8.00	21.73	-1.98	149.12	111.94	0.34	0.30	14.93	14.07	216.88
FCAP	First Capital, Inc. of IN*	20.01	2,785	55.7	21.95	17.67	20.00	0.05	6.44	7.99	1.47	1.25	18.62	16.69	162.94
FCLF	First Clover Leaf Fin Cp of IL*	6.40	7,660	49.0	7.50	5.69	7.25	-11.72	-0.62	4.92	0.22	0.11	10.21	8.64	70.23
FBNK	First Connecticut Bncorp of CT*	13.75	17,880	245.9	14.21	11.25	13.85	-0.72	20.61	5.69	0.08	0.04	13.88	13.88	94.38
FDEF	First Defiance Fin. Corp of OH*	17.22	9,729	167.5	18.06	13.35	17.03	1.12	19.67	18.03	1.43	0.81	25.58	18.70	212.52
FFNM	First Fed of N. Michigan of MI*	4.95	2,884	14.3	5.00	2.73	4.90	1.02	40.63	73.08	0.23	0.13	8.69	8.62	75.47
FFBH	First Fed. Bancshares of AR*	10.06	19,303	194.2	10.74	4.30	9.91	1.51	91.62	132.87	-0.90	-0.91	3.58	3.58	29.71
FFNW	First Fin NW, Inc of Renton WA*	8.05	18,805	151.4	8.35	5.25	8.10	-0.62	45.31	36.44	0.19	0.17	9.79	9.79	53.11
BANC	First PacTrust Bancorp of CA*	11.60	11,683	135.5	13.47	10.00	12.34	-6.00	-0.60	13.17	-0.56	-0.55	12.87	12.87	95.45
FSFG	First Savings Fin. Grp. of IN*	19.00	2,360	44.8	19.60	15.23	19.03	-0.16	18.97	12.29	1.58	1.52	27.08	23.74	248.74
FFIC	Flushing Fin. Corp. of NY*	15.91	30,949	492.4	17.01	11.23	15.91	0.00	30.52	25.97	1.10	1.12	13.93	13.38	143.33
FXCB	Fox Chase Bancorp, Inc. of PA*	15.78	12,595	198.7	16.13	12.02	15.96	-1.13	21.85	24.94	0.32	0.30	14.50	14.50	80.35
FRNK	Franklin Financial Corp. of VA*	17.26	13,777	237.8	17.41	10.89	17.29	-0.17	49.18	45.78	0.35	0.62	18.40	18.40	78.46
GTWN	Georgetown Bancorp, Inc. of MA*	11.07	1,910	21.1	11.95	7.03	10.95	1.10	11.48	9.93	0.37	0.37	15.00	15.00	110.48
GCBC	Green Co Bcrp MHC of NY (44.7)	19.59	4,183	35.5	27.13	16.65	21.43	-8.59	5.66	15.17	1.39	1.42	12.59	12.59	141.20
HFFC	HF Financial Corp. of SD*	12.50	7,042	88.0	13.25	8.90	12.55	-0.40	40.45	16.06	0.73	0.41	13.75	13.13	169.35
HMNF	HMN Financial, Inc. of MN*	3.31	4,424	14.6	3.74	1.61	3.11	6.43	73.30	70.62	-1.88	-2.16	7.79	7.79	151.52
HBK	Hamilton Bancorp, Inc. of MD*	11.60	3,703	43.0	12.05	11.60	0.00	-1.00	16.00	16.00	-0.08	-0.16	18.05	17.26	93.75
HBNK	Hampden Bancorp, Inc. of MA*	12.96	5,968	77.3	13.50	10.77	12.93	0.23	1.65	9.83	0.51	0.43	14.60	14.60	103.21
HARL	Harleysville Svgs Fin Cp of PA*	16.50	3,747	61.8	19.48	13.28	16.53	-0.18	11.86	15.06	1.33	1.33	15.73	15.73	219.57
HBOS	Heritage Fin Group, Inc of GA*	12.96	8,490	110.0	14.03	10.01	13.37	-3.07	21.80	9.83	0.64	0.64	14.52	13.98	125.26

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 12, 2012

		Market Capitalization			Price Change Data						Current Per Share Financials				
			Shares	Market	52 Week (1)			% Change From						Tangible	
		Price/	Outst-	Capital-			Last	Last	52 Wks	MostRcnt	Trailing 12 Mo.	12 Mo. Core	Book Value/	Book Value/	Assets/
	Financial Institution	Share(1)	anding	ization(9)	High	Low	Week	Week	Ago(2)	YrEnd(2)	EPS(3)	EPS(3)	Share	Share(4)	Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NASDAQ Listed OTC Companies (continued)															
HIFS	Hingham Inst. for Sav. of MA*	68.55	2,126	145.7	82.34	46.15	67.64	1.35	46.79	43.41	6.03	6.03	41.28	41.28	545.16
HBCP	Home Bancorp Inc. Lafayette LA*	18.21	7,694	140.1	19.45	14.03	18.99	-4.11	29.06	17.48	0.89	0.91	18.07	17.76	128.48
HFBL	Home Federal Bancorp Inc of LA*	17.57	2,877	50.5	22.00	12.76	17.58	-0.06	36.20	23.82	0.99	0.37	17.34	17.34	102.95
HMST	HomeStreet, Inc. of WA*	41.10	7,163	294.4	41.68	22.66	39.65	3.66	-6.59	-6.59	8.28	3.82	29.88	29.81	338.54
HTBI	HomeTrust Bancshrs, Inc. of NC*	13.47	21,160	285.0	13.75	11.24	13.64	-1.25	34.70	34.70	-0.76	-0.63	16.85	16.85	82.70
HFBC	HopFed Bancorp, Inc. of KY*	8.10	7,503	60.8	9.05	5.32	7.60	6.58	45.68	25.58	0.64	0.34	13.75	13.70	136.76
HCBK	Hudson City Bancorp, Inc of NJ(8)*	8.00	528,133	4,225.1	8.24	5.09	8.19	-2.32	32.23	28.00	-0.25	0.67	8.83	8.54	82.54
IROQ	IF Bancorp, Inc. of IL*	13.25	4,811	63.7	13.49	10.99	13.41	-1.19	20.45	18.09	0.29	0.18	18.01	18.01	106.28
ISBC	Investors Bcrp MHC of NJ(41.6)	18.16	111,906	908.9	18.90	12.73	18.81	-3.46	33.24	34.72	0.75	0.72	9.16	8.76	102.60
JXSB	Jacksonville Bancorp Inc of IL*	17.25	1,923	33.2	17.99	12.98	17.25	0.00	30.19	25.45	1.77	1.38	22.51	21.10	164.80
JFBI	Jefferson Bancshares Inc of TN*	2.50	6,632	16.6	2.90	1.84	2.45	2.04	-10.71	8.23	-0.60	-0.61	7.94	7.70	78.85
KFFB	KY Fst Fed Bp MHC of KY (38.9)	8.30	7,770	25.9	9.26	6.08	8.22	0.97	29.08	-9.59	0.22	0.22	7.57	5.71	28.69
KFFG	Kaiser Federal Fin Group of CA*	15.26	8,960	136.7	15.74	11.49	15.39	-0.84	30.87	19.03	0.81	0.81	17.20	16.76	103.05
KRNY	Kearny Fin Cp MHC of NJ (24.0)	9.67	66,936	173.3	10.16	8.87	9.73	-0.62	2.44	1.79	0.08	0.07	7.34	5.71	43.88
LSBI	LSB Fin. Corp. of Lafayette IN*	18.78	1,556	29.2	20.90	12.51	18.81	-0.16	46.72	39.11	0.62	-0.05	24.03	24.03	236.02
LPSBD	LaPorte Bancorp Inc. of IN*	8.65	6,148	53.2	9.21	5.69	8.80	-1.70	33.69	42.50	0.61	0.57	13.00	11.57	80.81
LSBK	Lake Shore Bnp MHC of NY(38.7)	10.45	5,939	25.6	10.60	8.29	10.47	-0.19	10.00	9.42	0.61	0.68	11.06	11.06	82.86
LABC	Louisiana Bancorp, Inc. of LA*	16.77	3,033	50.9	17.75	14.75	16.07	4.36	4.88	5.80	0.73	0.57	18.31	18.31	106.33
MSBF	MSB Fin Corp MHC of NJ (39.2)	6.05	5,085	12.9	6.84	4.25	6.50	-6.92	21.00	37.81	0.10	0.10	8.04	8.04	68.31
MCBK	Madison County Financial of NE*	14.55	3,193	46.5	15.50	14.25	14.99	-2.94	45.50	45.50	1.11	0.99	18.40	17.97	81.43
MGYR	Magyar Bancorp MHC of NJ(44.9)	4.62	5,808	11.9	5.74	2.29	5.00	-7.60	40.00	87.80	0.03	-0.07	7.71	7.71	90.88
MLVFD	Malvern Bancorp, Inc. of PA*	11.00	6,559	72.1	11.01	5.13	10.60	3.77	89.00	100.36	0.13	0.07	14.81	14.81	105.05
MFLR	Mayflower Bancorp, Inc. of MA*	10.43	2,060	21.5	11.24	7.09	10.68	-2.34	18.39	33.55	0.61	0.37	10.76	10.76	122.32
EBSB	Meridian Fn Serv MHC MA (40.6)	17.87	22,332	168.9	17.98	12.05	17.14	4.26	42.96	43.53	0.55	0.22	10.24	9.63	94.04
CASH	Meta Financial Group of IA*	22.50	3,847	86.6	25.00	14.10	24.66	-8.76	45.16	35.14	4.59	2.45	27.48	26.94	397.37
NASB	NASB Fin, Inc. of Grandview MO*	22.43	7,868	176.5	25.39	9.26	24.80	-9.56	119.90	109.43	2.19	-1.14	20.49	20.18	155.13
NECB	NE Comm Bncrp MHC of NY (42.5)	5.15	12,645	30.6	7.29	5.00	5.30	-2.83	-12.12	-8.20	0.10	0.10	8.47	8.33	35.86
NHTB	NH Thrift Bancshares of NH*	12.85	5,907	75.9	13.53	11.00	12.91	-0.46	15.77	13.72	1.15	0.55	15.27	10.16	193.31
NVSL	Naugatuck Valley Fin Crp of CT*	6.95	7,002	48.7	7.79	6.57	6.87	1.16	-7.58	2.36	-0.06	-0.22	11.52	11.52	79.69
NFSB	Newport Bancorp, Inc. of RI*	16.44	3,502	57.6	16.50	12.15	16.12	1.99	31.31	30.79	0.39	0.39	15.00	15.00	133.23
NFBK	Northfield Bcp MHC of NY(38.5)(8)	16.22	40,207	309.5	16.49	12.96	16.16	0.37	17.96	14.55	0.42	0.48	9.58	9.16	59.84
NWBI	Northwest Bancshares Inc of PA*	12.16	97,881	1,190.2	13.08	11.03	12.33	-1.38	-2.49	-2.25	0.65	0.65	11.94	10.17	82.12
OBAF	OBA Financial Serv. Inc of MD*	15.45	4,140	64.0	15.45	13.55	15.40	0.32	6.55	7.74	0.06	0.06	18.29	18.29	94.71
OSHC	Ocean Shore Holding Co. of NJ*	13.50	7,186	97.0	13.63	9.80	13.35	1.12	25.70	31.58	0.74	0.85	14.70	13.96	142.82
OCFC	OceanFirst Fin. Corp of NJ*	14.22	18,206	258.9	15.00	11.76	14.51	-2.00	17.52	8.80	1.18	1.05	12.02	12.02	125.65
OFED	Oconee Fed Fn Cp MHC SC (35.0)	16.01	6,424	35.6	17.30	10.95	16.01	0.00	41.06	33.42	0.63	0.61	12.92	12.92	58.80
OABC	OmniAmerican Bancorp Inc of TX*	22.67	11,277	255.6	23.20	13.66	22.85	-0.79	60.55	44.39	0.40	0.25	17.91	17.91	119.22
ONFC	Oneida Financial Corp. of NY*	11.25	6,810	76.6	11.50	8.74	10.87	3.50	25.00	18.42	0.97	0.86	13.27	9.63	99.31
ORIT	Oritani Financial Corp of NJ*	14.89	45,199	673.0	15.25	12.02	14.99	-0.67	11.95	16.60	0.70	0.71	11.30	11.30	59.76
PSBH	PSB Hldgs Inc MHC of CT (42.9)	4.55	6,529	12.7	5.01	4.04	4.60	-1.09	3.41	1.11	0.16	0.47	7.37	6.28	69.28
PVFC	PVF Capital Corp. of Solon OH*	2.15	25,745	55.4	2.39	1.30	2.15	0.00	34.37	46.26	-0.05	-0.38	2.75	2.75	30.74
PBHC	Pathfinder BC MHC of NY (39.5)	10.35	2,618	9.3	11.00	8.01	11.00	-5.91	15.13	16.16	0.77	0.62	10.24	8.77	181.40
PEOP	Peoples Fed Bancshrs Inc of MA*	17.20	6,781	116.6	17.64	12.50	17.33	-0.75	32.41	20.70	0.37	0.37	16.44	16.44	82.53
PBCT	Peoples United Financial of CT*	12.04	348,870	4,200.4	13.79	11.20	12.48	-3.53	-1.71	-6.30	0.63	0.67	14.75	8.54	80.70
PBSK	Poage Bankshares, Inc. of KY*	12.40	3,372	41.8	12.95	10.76	12.32	0.65	13.24	13.55	0.60	0.48	18.11	18.11	94.71
PROV	Provident Fin. Holdings of CA*	13.30	10,856	144.4	14.31	8.76	14.11	-5.74	45.36	42.70	0.79	-0.97	13.20	13.20	118.55
PBNY	Provident NY Bncrp, Inc. of NY*	9.26	37,899	350.9	9.92	6.10	9.66	-4.14	36.78	39.46	0.45	0.30	11.73	7.39	83.12
PBIP	Prudential Bncp MHC PA (24.9)	6.19	10,023	18.8	6.45	4.80	5.85	5.81	19.50	19.50	0.18	0.21	5.90	5.90	50.28
PULB	Pulaski Fin Cp of St. Louis MO*	8.15	10,839	88.3	8.35	6.24	8.08	0.87	27.34	15.44	0.67	0.24	8.50	8.14	124.15
RIVR	River Valley Bancorp of IN*	17.60	1,514	26.6	20.00	13.34	17.02	3.41	6.99	13.55	0.84	0.31	18.91	18.86	269.72
RVSB	Riverview Bancorp, Inc. of WA*	1.48	22,472	33.3	2.50	1.07	1.47	0.68	-38.84	-37.55	-1.52	-1.55	3.28	2.14	36.26
RCKB	Rockville Fin New, Inc. of CT*	13.19	28,603	377.3	13.27	9.48	13.01	1.38	35.14	27.32	0.52	0.47	11.28	11.24	67.42
ROMA	Roma Fin Corp MHC of NJ (25.5)	9.07	30,296	75.5	11.22	7.75	8.93	1.57	2.95	-7.83	0.20	0.18	7.17	7.11	61.14
SIFI	SI Financial Group, Inc. of CT*	11.31	10,162	114.9	11.90	8.76	11.59	-2.42	23.74	14.82	0.25	0.12	12.58	12.24	94.20
SPBC	SP Bancorp, Inc. of Plano, TX*	13.98	1,700	23.8	16.00	9.91	13.66	2.34	33.40	35.86	0.60	-0.28	19.37	19.37	159.25
SVBI	Severn Bancorp, Inc. of MD*	3.37	10,067	33.9	3.99	2.01	3.37	0.00	22.55	36.99	0.15	0.07	7.88	7.85	89.07
SFBC	Sound Financial Bcp, Inc of WA*	10.15	2,960	30.0	10.60	6.25	10.19	-0.39	58.59	35.33	0.56	0.79	15.59	15.26	138.95
STND	Standard Financial Corp. of PA*	17.25	3,411	58.8	17.49	13.97	16.87	2.25	24.01	12.75	0.91	0.87	23.48	20.74	129.79
SIBC	State Investors Bancorp of LA*	13.15	2,910	38.3	13.68	10.10	13.35	-1.50	18.79	20.42	0.35	0.55	16.72	16.72	86.22
THRD	TF Fin. Corp. of Newtown PA*	22.75	2,835	64.5	26.50	18.54	23.70	-4.01	14.67	0.13	1.77	1.49	28.25	26.73	241.76
TFSL	TFS Fin Corp MHC of OH (26.5)	9.05	308,946	734.8	9.99	8.46	9.15	-1.09	1.00	1.00	0.06	0.06	5.84	5.81	37.21
TBNK	Territorial Bancorp, Inc of HI*	22.90	10,812	247.6	24.35	18.87	22.90	0.00	15.08	15.95	1.28	1.20	20.01	19.99	144.84
TSBK	Timberland Bancorp, Inc. of WA*	6.05	7,045	42.6	6.11	3.25	5.91	2.37	45.78	53.16	0.33	0.15	10.38	9.53	103.50
TRST	TrustCo Bank Corp NY of NY*	5.70	93,674	533.9	6.00	4.57	5.82	-2.06	20.25	1.60	0.38	0.38	3.74	3.73	47.20
UCBA	United Comm Bncp MHC IN (40.6)(8)	6.18	7,835	19.7	7.62	5.30	6.16	0.32	5.64	11.75	0.25	0.09	7.02	6.59	63.29

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part One
Prices As Of October 12, 2012

Financial Institution		Market Capitalization: Price/ Share(1) ($)	Market Capitalization: Shares Outst-anding (000)	Market Capitalization: Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	Price Change Data: 52 Week (1) Low ($)	Price Change Data: Last Week ($)	Price Change Data: % Change From Last Week (%)	Price Change Data: % Change From 52 Wks Ago(2) (%)	Price Change Data: % Change From MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	Current Per Share Financials: 12 Mo. Core EPS(3) ($)	Current Per Share Financials: Book Value/ Share ($)	Current Per Share Financials: Tangible Book Value/ Share(4) ($)	Current Per Share Financials: Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)															
UCFC	United Community Fin. of OH*	3.69	32,885	121.3	3.75	0.87	3.42	7.89	190.55	190.55	0.09	-0.14	5.95	5.94	57.99
UBNK	United Financial Bncrp of MA*	14.49	15,521	224.9	17.02	13.36	14.60	-0.75	-6.52	-9.94	0.74	0.75	14.70	14.15	106.54
WSB	WSB Holdings, Inc. of Bowie MD(8)*	5.70	7,995	45.6	5.90	2.13	5.82	-2.06	156.76	144.64	0.14	-0.01	6.90	6.90	46.74
WSFS	WSFS Financial Corp. of DE*	41.45	8,707	360.9	44.90	33.68	41.99	-1.29	16.93	15.27	2.75	1.17	40.14	36.26	481.49
WVFC	WVS Financial Corp. of PA*	8.59	2,058	17.7	10.40	6.63	8.52	0.82	-17.72	-5.08	0.68	0.72	14.78	14.78	132.82
WAFD	Washington Federal, Inc. of WA*	16.62	106,884	1,776.4	18.42	12.35	16.72	-0.60	20.70	18.80	1.25	1.25	18.09	15.69	125.98
WSBF	Waterstone Fin MHC of WI(26.2)	5.29	31,250	43.4	5.63	1.72	5.38	-1.67	106.64	179.89	0.10	-1.15	5.63	5.61	53.80
WAYN	Wayne Savings Bancshares of OH*	9.15	3,004	27.5	9.48	7.11	9.12	0.33	7.65	17.91	0.53	0.49	13.36	12.73	136.09
WEBK	Wellesley Bancorp, Inc. of MA*	15.30	2,407	36.8	15.40	11.45	15.34	-0.26	53.00	53.00	0.39	0.38	18.16	18.16	134.88
WFD	Westfield Fin. Inc. of MA*	7.41	25,962	192.4	8.71	6.40	7.46	-0.67	7.86	0.68	0.24	0.19	8.14	8.14	50.79
WBKC	Wolverine Bancorp, Inc. of MI*	17.25	2,500	43.1	18.23	13.75	17.60	-1.99	23.21	22.34	0.59	0.29	26.27	26.27	114.89

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1
Weekly Thrift Market Line - Part Two
Prices As Of October 12, 2012

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution	Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(114)	12.75	12.12	0.30	1.94	3.67	0.12	-0.06	3.39	43.30	1.59	19.24	89.05	11.21	95.56	21.39	0.21	1.52	25.08
NYSE Traded Companies(5)	9.63	7.45	0.51	4.43	3.94	-0.34	-5.72	3.26	32.83	1.31	21.92	101.98	9.96	134.08	18.59	0.35	2.47	34.41
NASDAQ Listed OTC Companies(109)	12.90	12.35	0.29	1.81	3.66	0.14	0.23	3.40	43.83	1.61	19.08	88.42	11.27	93.67	21.54	0.20	1.47	24.72
California Companies(5)	9.94	9.87	0.08	-1.52	3.85	-0.21	-3.73	5.71	33.92	2.08	15.60	105.47	10.38	105.93	17.54	0.21	2.17	21.61
Florida Companies(1)	7.85	7.75	0.33	4.30	2.61	-0.51	-6.68	2.08	24.71	0.71	38.37	143.79	11.29	145.80	NM	0.08	0.55	21.05
Mid-Atlantic Companies(34)	12.53	11.46	0.46	3.44	5.04	0.42	3.16	2.83	41.55	1.39	17.16	94.51	11.39	107.04	20.09	0.30	2.17	34.95
Mid-West Companies(29)	11.56	11.10	0.25	0.98	3.54	-0.13	-3.15	3.92	36.73	1.91	18.15	76.30	8.73	79.96	21.00	0.20	1.49	23.83
New England Companies(19)	13.84	13.00	0.46	3.75	3.57	0.42	3.37	1.51	71.67	1.09	22.60	95.35	12.97	104.82	23.97	0.26	1.69	30.27
North-West Companies(7)	12.64	11.87	0.02	3.07	5.50	-0.22	-1.69	7.17	27.74	2.16	18.43	77.41	9.73	83.64	18.90	0.05	0.28	5.12
South-East Companies(14)	15.50	15.43	-0.04	-1.85	-0.29	-0.14	-2.99	3.88	41.94	1.89	22.44	91.61	14.42	92.13	26.07	0.07	0.55	10.77
South-West Companies(2)	13.59	13.59	0.36	2.67	3.03	0.02	-0.02	2.73	24.54	0.95	23.30	99.38	13.90	99.38	NM	0.00	0.00	0.00
Western Companies (Excl CA)(3)	13.81	13.73	0.65	5.23	5.47	0.55	3.68	1.96	31.62	0.84	18.30	85.35	11.88	85.86	15.97	0.27	1.82	33.48
Thrift Strategy(109)	12.83	12.25	0.27	1.40	3.49	0.12	-0.14	3.35	43.49	1.58	19.56	88.50	11.23	94.63	21.39	0.21	1.52	25.51
Mortgage Banker Strategy(1)	11.13	11.13	0.65	6.03	5.94	-0.80	-7.40	3.92	43.47	2.05	16.84	100.76	11.22	100.76	NM	0.20	1.50	25.32
Real Estate Strategy(1)	8.95	8.95	-0.16	-1.83	-2.33	-1.24	-13.92	5.26	38.59	2.75	NM	78.18	6.99	78.18	NM	0.00	0.00	0.00
Diversified Strategy(2)	13.31	9.53	0.69	5.17	5.93	0.55	3.55	1.87	51.21	1.29	17.09	92.45	11.76	127.65	26.70	0.56	3.24	17.45
Companies Issuing Dividends(71)	12.67	11.81	0.47	3.76	4.57	0.31	2.35	2.68	46.02	1.40	18.05	94.56	11.84	103.91	20.95	0.33	2.43	38.59
Companies Without Dividends(43)	12.87	12.65	0.00	-1.49	1.99	-0.21	-4.62	4.61	38.64	1.90	23.35	79.83	10.15	81.56	23.27	0.00	0.00	0.00
Equity/Assets <6%(5)	2.67	2.67	-1.66	-28.78	0.00	-1.70	-29.67	9.90	31.32	4.02	NM	80.01	1.23	81.36	NM	0.01	0.63	0.00
Equity/Assets 6-12%(49)	9.42	9.01	0.38	4.81	4.67	0.09	1.21	3.50	40.23	1.52	16.69	89.00	8.20	93.86	18.73	0.23	1.56	24.66
Equity/Assets >12%(60)	16.03	15.19	0.40	2.55	2.97	0.29	1.69	2.71	46.78	1.44	21.46	89.86	14.25	98.00	23.48	0.21	1.57	25.43
Converted Last 3 Mths (no MHC)(5)	16.65	15.98	0.51	3.10	4.14	0.48	2.65	2.97	36.11	1.62	15.14	69.85	11.74	72.75	14.24	0.06	0.64	11.32
Actively Traded Companies(3)	10.97	10.13	1.07	11.27	8.16	1.07	11.27	0.96	70.18	1.30	12.33	128.97	12.88	135.99	12.33	0.68	1.72	21.42
Market Value Below $20 Million(9)	5.76	5.71	-1.02	-17.99	-3.81	-1.06	-18.67	7.39	27.73	3.01	17.08	68.33	2.79	69.35	25.00	0.03	0.62	11.76
Holding Company Structure(98)	12.53	11.83	0.25	1.10	3.48	0.07	-0.64	3.49	41.79	1.62	18.62	87.90	11.03	95.30	21.67	0.22	1.69	27.60
Assets Over $1 Billion(48)	12.23	11.27	0.54	5.74	4.37	0.28	2.59	2.85	41.92	1.43	17.55	100.20	12.11	111.66	20.53	0.32	2.18	34.57
Assets $500 Million-$1 Billion(32)	12.28	11.81	-0.16	-3.02	1.73	-0.28	-4.11	4.51	38.32	1.86	18.28	81.87	10.16	85.42	18.06	0.11	0.93	18.48
Assets $250-$500 Million(31)	14.55	14.27	0.43	2.20	4.23	0.31	1.40	3.07	51.81	1.54	21.90	78.76	11.36	80.45	23.24	0.15	1.18	17.18
Assets less than $250 Million(3)	8.53	8.49	-0.27	-16.49	3.99	-0.39	-19.86	3.65	41.71	2.05	25.72	79.84	5.71	82.24	34.00	0.00	0.00	0.00
Goodwill Companies(64)	11.94	10.85	0.41	3.20	4.59	0.23	1.15	3.24	39.51	1.52	17.61	83.97	9.95	95.38	20.12	0.26	1.91	30.99
Non-Goodwill Companies(49)	13.67	13.67	0.17	0.24	2.63	-0.02	-1.70	3.54	48.69	1.66	22.88	96.14	12.80	96.14	24.51	0.14	1.03	15.74
Acquirors of FSLIC Cases(1)	14.36	12.70	0.99	7.02	7.52	0.99	7.02	0.00	0.00	1.71	13.30	91.87	13.19	105.93	13.30	0.32	1.93	25.60

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 12, 2012

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi-dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(21)	13.73	12.95	0.46	3.62	3.00	0.34	2.43	3.24	35.11	1.19	26.45	117.83	16.02	126.46	24.93	0.16	1.45	15.54
NASDAQ Listed OTC Companies(21)	13.73	12.95	0.46	3.62	3.00	0.34	2.43	3.24	35.11	1.19	26.45	117.83	16.02	126.46	24.93	0.16	1.45	15.54
Mid-Atlantic Companies(13)	12.63	12.03	0.45	3.98	3.28	0.44	3.85	3.16	38.03	1.15	23.41	115.88	14.27	124.20	22.96	0.15	1.23	15.39
Mid-West Companies(4)	17.51	15.78	0.37	1.92	1.73	-0.39	-5.71	5.81	19.98	1.35	37.73	119.52	21.03	131.81	37.73	0.13	1.61	0.00
New England Companies(2)	10.76	9.76	0.42	3.88	3.30	0.45	4.39	2.71	26.76	1.10	30.46	118.12	12.79	129.01	9.68	0.08	1.76	0.00
South-East Companies(2)	17.64	17.40	0.70	3.74	2.93	0.74	4.12	1.58	44.02	1.35	25.41	126.68	22.22	129.42	32.07	0.30	2.26	63.49
Thrift Strategy(21)	13.73	12.95	0.46	3.62	3.00	0.34	2.43	3.24	35.11	1.19	26.45	117.83	16.02	126.46	24.93	0.16	1.45	15.54
Companies Issuing Dividends(11)	14.74	13.96	0.61	4.73	3.94	0.65	5.12	1.86	43.71	1.06	24.71	119.78	16.96	127.05	24.42	0.27	2.51	40.40
Companies Without Dividends(10)	12.35	11.55	0.25	2.10	1.71	-0.08	-1.28	5.01	24.05	1.38	33.44	115.16	14.73	125.65	29.48	0.00	0.00	0.00
Equity/Assets <6%(1)	5.64	4.87	0.45	5.38	7.44	0.36	4.33	1.13	78.85	1.35	13.44	101.07	5.71	118.02	16.69	0.12	1.16	15.58
Equity/Assets 6-12%(10)	10.39	10.12	0.41	4.14	3.01	0.15	1.58	5.12	27.51	1.35	26.72	116.74	12.01	120.32	19.54	0.14	1.11	11.00
Equity/Assets >12%(10)	17.96	16.67	0.51	2.91	2.50	0.52	3.07	1.85	36.30	1.02	29.37	120.78	21.18	133.53	30.89	0.18	1.83	21.88
Holding Company Structure(19)	13.62	12.74	0.45	3.61	3.03	0.31	2.25	3.46	35.39	1.23	24.12	116.34	15.56	125.98	22.83	0.16	1.50	16.83
Assets Over $1 Billion(10)	13.15	12.34	0.40	3.35	2.16	0.11	0.47	2.84	44.49	1.38	31.30	143.49	18.76	154.55	33.44	0.09	0.78	4.44
Assets $500 Million-$1 Billion(3)	9.71	9.71	0.47	5.01	3.55	0.46	4.83	6.09	14.49	1.37	24.24	106.81	10.42	106.81	21.64	0.23	1.19	16.79
Assets $250-$500 Million(7)	14.50	14.08	0.48	3.45	4.05	0.55	4.08	2.96	33.60	0.95	21.11	86.21	12.56	90.99	17.00	0.18	2.03	31.24
Assets less than $250 Million(1)	26.39	21.28	0.75	2.90	2.65	0.75	2.90	1.99	19.77	0.48	37.73	109.64	28.93	145.36	37.73	0.40	4.82	0.00
Goodwill Companies(14)	13.92	12.68	0.38	3.14	2.69	0.20	1.25	3.06	40.30	1.34	27.26	122.38	16.41	136.04	25.44	0.11	1.39	6.04
Non-Goodwill Companies(7)	13.41	13.41	0.58	4.46	3.54	0.59	4.45	3.54	26.47	0.95	25.65	110.02	15.35	110.02	24.42	0.23	1.56	26.63
MHC Institutions(21)	13.73	12.95	0.46	3.62	3.00	0.34	2.43	3.24	35.11	1.19	26.45	117.83	16.02	126.46	24.93	0.16	1.45	15.54

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 12, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	7.32	6.33	0.27	3.63	4.59	0.25	3.32	2.58	32.65	1.08	21.81	78.36	5.73	91.52	23.84	0.16	1.56	34.04
EVER	EverBank Financial Corp. of FL*	7.85	7.75	0.33	4.30	2.61	-0.51	-6.68	2.08	24.71	0.71	38.37	143.79	11.29	145.80	NM	0.08	0.55	21.05
FBC	Flagstar Bancorp, Inc. of MI*	6.41	6.41	-0.11	-1.33	-2.09	-3.19	-38.49	7.78	25.69	2.61	NM	78.20	5.01	78.20	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	12.91	7.65	1.15	8.74	7.68	0.90	6.85	0.95	46.05	0.61	13.02	113.07	14.59	202.38	16.61	1.00	6.92	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.65	9.10	0.92	6.79	6.91	0.87	6.42	2.89	35.05	1.53	14.47	96.48	13.17	152.49	15.32	0.52	3.33	48.15
NASDAQ Listed OTC Companies																			
ASBB	ASB Bancorp, Inc. of NC*	14.53	14.53	0.01	0.06	0.06	-0.28	-2.27	4.01	36.09	2.79	NM	76.28	11.08	76.28	NM	0.00	0.00	0.00
ALLB	Alliance Bancorp, Inc. of PA*	17.18	17.18	0.28	1.57	1.91	0.38	2.16	4.53	19.73	1.49	NM	82.94	14.25	82.94	38.00	0.20	1.59	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	11.48	11.48	-0.35	-3.09	-5.15	-0.45	-3.92	6.24	24.01	2.39	NM	61.35	7.04	61.35	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.16	17.08	0.86	4.88	5.73	0.42	2.42	3.16	43.79	1.95	17.44	85.28	14.63	85.77	35.26	0.20	1.21	21.05
ACFC	Atlantic Coast Fin. Corp of GA*	5.65	5.65	-1.27	-20.89	NM	-1.66	-27.23	7.81	20.29	2.35	NM	13.09	0.74	13.10	NM	0.00	0.00	NM
BLMT	BSB Bancorp, Inc. of MA*	17.52	17.52	-0.04	-0.28	-0.23	0.00	0.00	0.44	162.13	0.90	NM	89.54	15.69	89.54	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	10.23	10.22	0.20	1.88	2.51	-0.09	-0.85	3.05	32.40	1.88	39.82	75.26	7.70	75.39	NM	0.04	0.91	36.36
BFIN	BankFinancial Corp. of IL*	13.33	13.14	-2.88	-20.75	-26.76	-2.91	-20.94	6.74	30.10	2.68	NM	84.22	11.23	85.64	NM	0.04	0.49	NM
BFED	Beacon Federal Bancorp of NY(8)*	11.54	11.54	0.43	3.87	3.39	0.66	6.00	3.89	33.57	1.74	29.54	112.92	13.03	112.92	19.06	0.28	1.34	39.44
BNCL	Beneficial Mut MHC of PA(42.9)	13.01	10.54	0.34	2.53	2.00	0.36	2.66	2.31	49.71	2.14	NM	125.98	16.40	160.10	NM	0.00	0.00	0.00
BHLB	Berkshire Hills Bancorp of MA*	12.94	8.05	0.67	4.95	5.15	1.05	7.76	1.02	71.50	0.96	19.43	88.64	11.47	150.55	12.40	0.68	2.92	56.67
BOFI	Bofi Holding, Inc. Of CA*	7.63	7.63	1.29	15.37	8.98	0.89	10.54	0.90	44.64	0.53	11.13	172.44	13.16	172.44	16.24	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	0.76	0.76	-1.71	-29.99	NM	-1.30	-22.82	16.98	26.90	5.48	NM	75.29	0.57	75.29	NM	0.04	3.13	NM
CITZ	CFS Bancorp, Inc of Munster IN*	9.24	9.23	-0.90	-9.52	-16.93	-1.02	-10.82	6.99	15.25	1.69	NM	58.26	5.38	58.32	NM	0.04	0.71	NM
CMSB	CMS Bancorp Inc of W Plains NY(8)*	8.47	8.47	-0.15	-1.69	-2.45	-0.23	-2.62	3.92	15.95	0.54	NM	69.47	5.88	69.47	NM	0.00	0.00	NM
CBNJ	Cape Bancorp, Inc. of NJ*	14.15	12.23	0.16	1.18	1.45	0.28	2.00	3.68	32.86	1.71	NM	80.70	11.42	95.44	NM	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	19.46	19.46	0.77	3.81	3.94	0.77	3.81	0.49	25.30	0.23	25.39	100.78	19.61	100.78	25.39	0.30	2.57	65.22
CARV	Carver Bancorp, Inc. of NY*	1.32	1.32	-2.77	-43.89	NM	-2.62	-41.59	11.94	24.17	4.43	NM	160.43	2.11	160.43	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA(8)*	6.18	5.80	-0.14	-1.55	-1.32	-0.07	-0.85	1.74	42.26	0.85	NM	154.40	9.53	164.94	NM	0.20	0.63	NM
CFBK	Central Federal Corp. of OH*	0.50	0.47	-1.45	-35.67	NM	-1.67	-41.24	6.07	39.67	3.90	NM	108.76	0.55	115.50	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (37.2)	13.30	12.83	0.32	2.52	1.93	0.44	3.45	2.32	60.88	2.35	NM	129.43	17.21	134.93	37.88	0.20	2.03	NM
CHEV	Cheviot Financial Corp. of OH*	16.93	15.44	0.65	4.69	5.67	0.52	3.71	3.12	8.06	0.44	17.64	66.17	11.20	73.85	22.26	0.32	3.42	60.38
CBNK	Chicopee Bancorp, Inc. of MA*	14.65	14.65	0.26	1.76	1.93	0.25	1.64	0.95	77.70	0.98	NM	92.54	13.56	92.54	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	10.14	10.09	0.03	0.29	0.51	0.09	0.87	2.15	49.73	1.32	NM	55.50	5.63	55.82	NM	0.00	0.00	0.00
CSBK	Clifton Svg Bp MHC of NJ(35.8)	17.62	17.62	0.71	4.25	2.69	0.71	4.25	0.41	45.74	0.48	37.20	156.08	27.49	156.08	37.20	0.24	2.15	NM
COBK	Colonial Financial Serv. of NJ*	11.40	11.40	0.10	0.89	1.21	0.07	0.56	5.07	9.38	1.01	NM	75.11	8.56	75.11	NM	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA(8)*	7.82	7.82	0.34	3.45	6.80	0.34	3.45	7.19	23.74	1.91	14.70	65.77	5.15	65.77	14.70	0.00	0.00	0.00
DCOM	Dime Community Bancshars of NY*	9.70	8.38	1.14	12.61	9.23	1.15	12.71	1.56	33.41	0.60	10.83	131.17	12.73	154.02	10.75	0.56	4.01	43.41
ESBF	ESB Financial Corp. of PA*	9.41	7.46	0.77	8.34	7.73	0.77	8.34	1.02	33.04	1.00	12.94	104.83	9.86	135.01	12.94	0.40	2.97	38.46
ESSA	ESSA Bancorp, Inc. of PA*	14.70	14.56	0.37	2.52	3.40	0.36	2.45	2.48	25.76	0.95	29.44	73.87	10.86	74.76	30.33	0.20	2.00	58.82
EBMT	Eagle Bancorp Montanta of MT*	16.39	16.39	0.65	4.08	5.29	0.22	1.38	1.30	38.10	0.87	18.89	76.50	12.54	76.50	NM	0.29	2.74	51.79
FSBW	FS Bancorp, Inc. of WA*	16.30	16.30	0.29	NM	2.69	0.33	NM	2.02	62.97	1.71	37.14	65.47	10.67	65.47	32.64	0.00	0.00	0.00
FFCO	FedFirst Financial Corp of PA*	17.27	16.98	0.41	2.35	3.17	0.35	2.01	1.40	63.20	1.21	31.58	74.98	12.95	76.53	36.98	0.16	1.06	33.33
FSBI	Fidelity Bancorp, Inc. of PA(8)*	6.88	6.51	0.16	2.03	1.60	0.14	1.79	3.99	16.16	1.25	NM	142.67	9.82	151.39	NM	0.08	0.38	23.53
FCAP	First Capital, Inc. of IN*	11.43	10.37	0.92	8.05	7.35	0.79	6.84	1.93	50.67	1.58	13.61	107.47	12.28	119.89	16.01	0.76	3.80	51.70
FCLF	First Clover Leaf Fin Cp of IL*	14.54	12.59	0.30	2.15	3.44	0.15	1.08	3.78	28.85	1.47	29.09	62.68	9.11	74.07	NM	0.24	3.75	NM
FBNK	First Connecticut Bncorp of CT*	14.71	14.71	0.09	0.56	0.58	0.04	0.28	2.30	46.25	1.25	NM	99.06	14.57	99.06	NM	0.12	0.87	NM
FDEF	First Defiance Fin. Corp of OH*	12.04	9.09	0.67	5.14	8.30	0.38	2.91	2.36	54.09	1.74	12.04	67.32	8.10	92.09	21.26	0.20	1.16	13.99
FFNM	First Fed of N. Michigan of MI*	11.51	11.43	0.30	2.69	4.65	0.17	1.52	3.73	21.82	1.23	21.52	56.96	6.56	57.42	38.08	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR*	12.05	12.05	-2.95	-25.71	-8.95	-2.98	-26.00	9.55	32.57	4.89	NM	281.01	33.86	281.01	NM	0.20	1.99	NM
FFNW	First Fin NW, Inc of Renton WA*	18.43	18.43	0.33	1.97	2.36	0.30	1.76	10.77	13.43	2.17	NM	82.23	15.16	82.23	NM	0.00	0.00	0.00
BANC	First PacTrust Bancorp of CA*	13.48	13.48	-0.65	-3.62	-4.83	-0.64	-3.56	3.76	27.28	1.36	NM	90.13	12.15	90.13	NM	0.48	4.14	NM
FSFG	First Savings Fin. Grp. of IN*	10.89	9.67	0.68	5.01	8.32	0.66	4.82	2.40	34.71	1.32	12.03	70.16	7.64	80.03	12.50	0.00	0.00	0.00
FFIC	Flushing Fin. Corp. of NY*	9.72	9.37	0.78	8.12	6.91	0.80	8.27	2.89	24.09	0.95	14.46	114.21	11.10	118.91	14.21	0.52	3.27	47.27
FXCB	Fox Chase Bancorp, Inc. of PA*	18.05	18.05	0.39	2.09	2.03	0.37	1.96	3.28	33.83	1.68	NM	108.83	19.64	108.83	NM	0.16	1.01	50.00
FRNK	Franklin Financial Corp. of VA*	23.45	23.45	0.44	1.89	2.03	0.78	3.34	4.01	24.93	2.28	NM	93.80	22.00	93.80	27.84	0.00	0.00	0.00
GTWN	Georgetown Bancorp, Inc. of MA*	13.58	13.58	0.33	NM	3.34	0.33	NM	1.14	63.65	1.01	29.92	73.80	10.02	73.80	29.92	0.00	0.00	0.00
GCBC	Green Co Bcrp MHC of NY (44.7)	8.92	8.92	1.03	11.51	7.10	1.05	11.75	NA	NA	1.86	14.09	155.60	13.87	155.60	13.80	0.70	3.57	50.36
HFFC	HF Financial Corp. of SD*	8.12	7.78	0.43	5.38	5.84	0.24	3.02	1.60	55.55	1.51	17.12	90.91	7.38	95.20	30.49	0.45	3.60	61.64
HMNF	HMN Financial, Inc. of MN*	5.14	5.14	-1.10	-13.47	NM	-1.26	-15.47	6.72	45.57	3.95	NM	42.49	2.18	42.49	NM	0.00	0.00	NM
HBK	Hamilton Bancorp, Inc. of MD*	19.25	18.41	-0.09	NM	-0.69	-0.17	NM	2.41	27.72	1.26	NM	64.27	12.37	67.21	NM	0.00	0.00	NM
HBNK	Hampden Bancorp, Inc. of MA*	14.15	14.15	0.52	3.40	3.94	0.44	2.87	2.23	37.42	1.25	25.41	88.77	12.56	88.77	30.14	0.16	1.23	31.37
HARL	Harleysville Svgs Fin Cp of PA*	7.16	7.16	0.59	8.63	8.06	0.59	8.63	1.47	32.05	0.77	12.41	104.90	7.51	104.90	12.41	0.80	4.85	60.15
HBOS	Heritage Fin Group, Inc of GA*	11.59	11.21	0.51	4.40	4.94	0.51	4.40	1.41	54.06	1.33	20.25	89.26	10.35	92.70	20.25	0.16	1.23	25.00
HIFS	Hingham Inst. for Sav. of MA*	7.57	7.57	1.15	15.53	8.80	1.15	15.53	0.96	70.18	0.88	11.37	166.06	12.57	166.06	11.37	1.04	1.52	17.25

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 12, 2012

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
HBCP	Home Bancorp Inc. Lafayette LA*	14.06	13.86	0.74	5.05	4.89	0.76	5.16	1.85	29.04	0.78	20.46	100.77	14.17	102.53	20.01	0.00	0.00	0.00
HFBL	Home Federal Bancorp Inc of LA*	16.84	16.84	1.10	5.56	5.63	0.41	2.08	NA	NA	0.94	17.75	101.33	17.07	101.33	NM	0.24	1.37	24.24
HMST	HomeStreet, Inc. of WA*	8.83	8.81	2.55	47.05	20.15	1.18	21.70	8.43	13.17	1.61	4.96	137.55	12.14	137.87	10.76	0.00	0.00	0.00
HTBI	HomeTrust Bancshrs, Inc. of NC*	20.37	20.37	-0.92	NM	-5.64	-0.76	NM	5.87	34.79	2.83	NM	79.94	16.29	79.94	NM	0.00	0.00	NM
HFBC	HopFed Bancorp, Inc. of KY*	10.05	10.02	0.46	4.10	7.90	0.24	2.18	2.26	45.67	1.92	12.66	58.91	5.92	59.12	23.82	0.08	0.99	12.50
HCBK	Hudson City Bancorp, Inc of NJ(8)*	10.70	10.38	-0.28	-2.78	-3.13	0.75	7.46	2.76	23.89	1.02	NM	90.60	9.69	93.68	11.94	0.32	4.00	NM
IROQ	IF Bancorp, Inc. of IL*	16.95	16.95	0.28	1.84	2.19	0.18	1.14	1.36	50.94	1.35	NM	73.57	12.47	73.57	NM	0.00	0.00	0.00
ISBC	Investors Bcrp MHC of NJ(41.6)	8.93	8.57	0.77	8.60	4.13	0.74	8.26	1.44	77.64	1.38	24.21	198.25	17.70	207.31	25.22	0.20	1.10	26.67
JXSB	Jacksonville Bancorp Inc of IL*	13.66	12.91	1.10	8.27	10.26	0.85	6.45	1.44	72.79	NA	9.75	76.63	10.47	81.75	12.50	0.30	1.74	16.95
JFBI	Jefferson Bancshares Inc of TN*	10.07	9.79	-0.74	-7.43	-24.00	-0.75	-7.56	5.26	21.28	1.78	NM	31.49	3.17	32.47	NM	0.00	0.00	NM
KFFB	KY Fst Fed Bp MHC of KY (38.9)	26.39	21.28	0.75	2.90	2.65	0.75	2.90	1.99	19.77	0.48	37.73	109.64	28.93	145.36	37.73	0.40	4.82	NM
KFFG	Kaiser Federal Fin Group of CA*	16.69	16.33	0.79	4.61	5.31	0.79	4.61	2.98	27.29	0.97	18.84	88.72	14.81	91.05	18.84	0.32	2.10	39.51
KRNY	Kearny Fin Cp MHC of NJ (24.0)	16.73	13.51	0.18	1.10	0.83	0.16	0.96	1.36	25.33	0.79	NM	131.74	22.04	169.35	NM	0.00	0.00	0.00
LSBI	LSB Fin. Corp. of Lafayette IN*	10.18	10.18	0.26	2.63	3.30	-0.02	-0.21	5.21	27.55	1.78	30.29	78.15	7.96	78.15	NM	0.00	0.00	0.00
LPSBD	LaPorte Bancorp Inc. of IN*	16.09	14.32	0.75	4.93	7.05	0.71	4.60	1.70	52.57	1.38	14.18	66.54	10.70	74.76	15.18	0.12	1.39	19.67
LSBK	Lake Shore Bnp MHC of NY(38.7)	13.35	13.35	0.74	5.73	5.84	0.82	6.38	0.60	44.74	0.49	17.13	94.48	12.61	94.48	15.37	0.28	2.68	45.90
LABC	Louisiana Bancorp, Inc. of LA*	17.22	17.22	0.70	3.86	4.35	0.54	3.01	0.55	102.07	0.84	22.97	91.59	15.77	91.59	29.42	0.00	0.00	0.00
MSBF	MSB Fin Corp MHC of NJ (39.2)	11.77	11.77	0.15	1.25	1.65	0.15	1.25	7.21	12.23	1.26	NM	75.25	8.86	75.25	NM	0.00	0.00	0.00
MCBK	Madison County Financial of NE*	22.60	22.07	1.36	NM	7.63	1.22	NM	NA	NA	2.30	13.11	79.08	17.87	80.97	14.70	0.00	0.00	0.00
MGYR	Magyar Bancorp MHC of NJ(44.9)	8.48	8.48	0.03	0.39	0.65	-0.08	-0.91	9.22	8.35	1.00	NM	59.92	5.08	59.92	NM	0.00	0.00	0.00
MLVFD	Malvern Bancorp, Inc. of PA*	14.10	14.10	0.12	1.28	1.18	0.07	0.69	3.53	34.56	1.69	NM	74.27	10.47	74.27	NM	0.11	1.00	NM
MFLR	Mayflower Bancorp, Inc. of MA*	8.80	8.80	0.50	5.75	5.85	0.30	3.49	0.22	219.07	0.91	17.10	96.93	8.53	96.93	28.19	0.24	2.30	39.34
EBSB	Meridian Fn Serv MHC MA (40.6)	10.89	10.31	0.62	5.53	3.08	0.25	2.21	2.42	31.96	1.04	32.49	174.51	19.00	185.57	NM	0.00	0.00	0.00
CASH	Meta Financial Group of IA*	6.92	6.79	1.29	20.19	20.40	0.69	10.78	0.80	36.29	1.31	4.90	81.88	5.66	83.52	9.18	0.52	2.31	11.33
NASB	NASB Fin, Inc. of Grandview MO*	13.21	13.03	1.41	11.22	9.76	-0.73	-5.84	8.64	33.00	3.74	10.24	109.47	14.46	111.15	NM	0.90	4.01	41.10
NECB	NE Comm Bncrp MHC of NY (42.5)	23.62	23.32	0.27	1.18	1.94	0.27	1.18	4.99	17.08	1.10	NM	60.80	14.36	61.82	NM	0.12	2.33	NM
NHTB	NH Thrift Bancshares of NH*	7.90	5.40	0.63	6.39	8.95	0.30	3.06	1.35	59.15	1.13	11.17	84.15	6.65	126.48	23.36	0.52	4.05	45.22
NVSL	Naugatuck Valley Fin Crp of CT*	14.46	14.46	-0.07	-0.51	-0.86	-0.27	-1.88	5.18	29.07	1.85	NM	60.33	8.72	60.33	NM	0.12	1.73	NM
NFSB	Newport Bancorp, Inc. of RI*	11.26	11.26	0.30	2.64	2.37	0.30	2.64	1.47	53.64	1.00	NM	109.60	12.34	109.60	NM	0.00	0.00	0.00
NFBK	Northfield Bcp MHC of NY(38.5)(8)	16.01	15.42	0.72	4.33	2.59	0.82	4.94	2.53	43.31	2.52	38.62	169.31	27.11	177.07	33.79	0.00	0.00	0.00
NWBI	Northwest Bancshares Inc of PA*	14.54	12.66	0.79	5.41	5.35	0.79	5.41	2.47	35.26	1.24	18.71	101.84	14.81	119.57	18.71	0.48	3.95	73.85
OBAF	OBA Financial Serv. Inc of MD*	19.31	19.31	0.06	0.32	0.39	0.06	0.32	2.48	31.24	1.02	NM	84.47	16.31	84.47	NM	0.00	0.00	0.00
OSHC	Ocean Shore Holding Co. of NJ*	10.29	9.83	0.54	5.09	5.48	0.62	5.85	0.68	52.75	0.52	18.24	91.84	9.45	96.70	15.88	0.24	1.78	32.43
OCFC	OceanFirst Fin. Corp of NJ*	9.57	9.57	0.94	9.90	8.30	0.84	8.81	2.63	29.34	1.12	12.05	118.30	11.32	118.30	13.54	0.48	3.38	40.68
OFED	Oconee Fed Fn Cp MHC SC (35.0)	21.97	21.97	1.08	4.96	3.94	1.04	4.80	0.84	27.15	0.34	25.41	123.92	27.23	123.92	26.25	0.40	2.50	63.49
OABC	OmniAmerican Bancorp Inc of TX*	15.02	15.02	0.34	2.24	1.76	0.21	1.40	2.17	24.54	0.95	NM	126.58	19.02	126.58	NM	0.00	0.00	0.00
ONFC	Oneida Financial Corp. of NY*	13.36	10.07	0.98	7.39	8.62	0.87	6.55	0.67	54.92	0.85	11.60	84.78	11.33	116.82	13.08	0.48	4.27	49.48
ORIT	Oritani Financial Corp of NJ*	18.91	18.91	1.20	5.86	4.70	1.22	5.94	0.97	119.16	1.54	21.27	131.77	24.92	131.77	20.97	0.60	4.03	NM
PSBH	PSB Hldgs Inc MHC of CT (42.9)	10.64	9.21	0.23	2.23	3.52	0.66	6.56	2.99	21.56	1.15	28.44	61.74	6.57	72.45	9.68	0.16	3.52	NM
PVFC	PVF Capital Corp. of Solon OH*	8.95	8.95	-0.16	-1.83	-2.33	-1.24	-13.92	5.26	38.59	2.75	NM	78.18	6.99	78.18	NM	0.00	0.00	NM
PBHC	Pathfinder BC MHC of NY (39.5)	5.64	4.87	0.45	5.38	7.44	0.36	4.33	1.13	78.85	1.35	13.44	101.07	5.71	118.02	16.69	0.12	1.16	15.58
PEOP	Peoples Fed Bancshrs Inc of MA*	19.92	19.92	0.45	2.19	2.15	0.45	2.19	0.95	70.42	0.85	NM	104.62	20.84	104.62	NM	0.12	0.70	32.43
PBCT	Peoples United Financial of CT*	18.28	11.46	0.81	4.22	5.23	0.86	4.49	2.22	28.89	0.87	19.11	81.63	14.92	140.98	17.97	0.64	5.32	NM
PBSK	Poage Bankshares, Inc. of KY*	19.12	19.12	0.64	3.76	4.84	0.51	3.01	0.64	78.05	0.87	20.67	68.47	13.09	68.47	25.83	0.16	1.29	26.67
PROV	Provident Fin. Holdings of CA*	11.13	11.13	0.65	6.03	5.94	-0.80	-7.40	3.92	43.47	2.05	16.84	100.76	11.22	100.76	NM	0.20	1.50	25.32
PBNY	Provident NY Bncrp, Inc. of NY*	14.11	9.38	0.55	3.91	4.86	0.37	2.60	2.02	43.35	1.49	20.58	78.94	11.14	125.30	30.87	0.24	2.59	53.33
PBIP	Prudential Bncp MHC PA (24.9)	11.73	11.73	0.36	3.13	2.91	0.42	3.65	2.96	20.62	1.24	34.39	104.92	12.31	104.92	29.48	0.00	0.00	0.00
PULB	Pulaski Fin Cp of St. Louis MO*	6.85	6.58	0.55	5.97	8.22	0.20	2.14	4.78	27.97	1.55	12.16	95.88	6.56	100.12	33.96	0.38	4.66	56.72
RIVR	River Valley Bancorp of IN*	7.01	6.99	0.31	3.84	4.77	0.12	1.42	4.32	19.95	1.37	20.95	93.07	6.53	93.32	NM	0.84	4.77	NM
RVSB	Riverview Bancorp, Inc. of WA*	9.05	6.10	-3.98	-37.16	NM	-4.06	-37.90	8.42	30.56	3.39	NM	45.12	4.08	69.16	NM	0.00	0.00	NM
RCKB	Rockville Fin New, Inc. of CT*	16.73	16.68	0.82	4.50	3.94	0.74	4.07	0.99	90.90	1.11	25.37	116.93	19.56	117.35	28.06	0.36	2.73	69.23
ROMA	Roma Fin Corp MHC of NJ (25.5)	11.73	11.64	0.32	2.78	2.21	0.29	2.50	NA	NA	0.69	NM	126.50	14.83	127.57	NM	0.16	1.76	NM
SIFI	SI Financial Group, Inc. of CT*	13.35	13.04	0.27	1.95	2.21	0.13	0.94	1.75	33.79	0.85	NM	89.90	12.01	92.40	NM	0.12	1.06	48.00
SPBC	SP Bancorp, Inc. of Plano, TX*	12.16	12.16	0.38	3.10	4.29	-0.18	-1.45	3.29	24.53	0.95	23.30	72.17	8.78	72.17	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.85	8.82	0.17	1.43	4.45	0.08	0.67	11.12	24.17	3.48	22.47	42.77	3.78	42.93	NM	0.00	0.00	0.00
SFBC	Sound Financial Bcp, Inc of WA*	11.22	10.98	0.40	NM	5.52	0.57	NM	4.23	29.61	1.45	18.13	65.11	7.30	66.51	12.85	0.08	0.79	14.29
STND	Standard Financial Corp. of PA*	18.09	16.32	0.70	3.94	5.28	0.67	3.77	1.06	92.55	1.46	18.96	73.47	13.29	83.17	19.83	0.18	1.04	19.78
SIBC	State Investors Bancorp of LA*	19.39	19.39	0.40	2.37	2.66	0.63	3.73	2.49	26.29	0.91	37.57	78.65	15.25	78.65	23.91	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	11.69	11.13	0.73	6.45	7.78	0.61	5.43	2.80	32.11	1.19	12.85	80.53	9.41	85.11	15.27	0.20	0.88	11.30
TFSL	TFS Fin Corp MHC of OH (26.5)	15.69	15.63	0.17	1.04	0.66	0.17	1.04	NA	NA	1.03	NM	154.97	24.32	155.77	NM	0.00	0.00	0.00
TBNK	Territorial Bancorp, Inc of HI*	13.82	13.80	0.90	6.38	5.59	0.84	5.99	0.34	27.14	0.20	17.89	114.44	15.81	114.56	19.08	0.44	1.92	34.38
TSBK	Timberland Bancorp, Inc. of WA*	10.03	9.28	0.32	2.66	5.45	0.14	1.21	7.13	22.30	2.11	18.33	58.29	5.85	63.48	NM	0.00	0.00	0.00
TRST	TrustCo Bank Corp NY of NY*	7.92	7.90	0.84	10.86	6.67	0.84	10.86	1.25	86.79	1.88	15.00	152.41	12.08	152.82	15.00	0.26	4.56	68.42
UCBA	United Comm Bncp MHC IN (40.6)(8)	11.09	10.48	0.41	3.57	4.05	0.15	1.28	5.96	19.00	1.94	24.72	88.03	9.76	93.78	NM	0.00	0.00	0.00
UCFC	United Community Fin. of OH*	10.26	10.24	0.15	1.57	2.44	-0.23	-2.45	8.28	19.60	2.40	NM	62.02	6.36	62.12	NM	0.00	0.00	0.00
UBNK	United Financial Bncrp of MA*	13.80	13.35	0.70	5.05	5.11	0.71	5.12	1.12	63.33	1.01	19.58	98.57	13.60	102.40	19.32	0.40	2.76	54.05

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1 (continued)
Weekly Thrift Market Line - Part Two
Prices As Of October 12, 2012

		Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Tang.	Reported Earnings			Core Earnings								Price/	Price/	Ind.	Divi-	
Financial Institution		Equity/ Assets (%)	Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Tang. Book (%)	Core Earnings (x)	Div./ Share ($)	dend Yield (%)	Payout Ratio(7) (%)
NASDAQ Listed OTC Companies (continued)																			
WSB	WSB Holdings, Inc. of Bowie MD(8)*	14.76	14.76	0.29	2.07	2.46	-0.02	-0.15	10.04	9.46	1.77	NM	82.61	12.20	82.61	NM	0.00	0.00	0.00
WSFS	WSFS Financial Corp. of DE*	8.34	7.59	0.57	6.13	6.63	0.24	2.61	1.51	73.52	1.70	15.07	103.26	8.61	114.31	35.43	0.48	1.16	17.45
WVFC	WVS Financial Corp. of PA*	11.13	11.13	0.54	4.74	7.92	0.58	5.01	0.64	22.14	0.97	12.63	58.12	6.47	58.12	11.93	0.16	1.86	23.53
WAFD	Washington Federal, Inc. of WA*	14.36	12.70	0.99	7.02	7.52	0.99	7.02	NA	NA	1.71	13.30	91.87	13.19	105.93	13.30	0.32	1.93	25.60
WSBF	Waterstone Fin MHC of WI(26.2)	10.46	10.43	0.18	1.83	1.89	-2.10	-21.06	9.62	20.18	2.53	NM	93.96	9.83	94.30	NM	0.00	0.00	0.00
WAYN	Wayne Savings Bancshares of OH*	9.82	9.40	0.39	4.00	5.79	0.36	3.70	2.64	33.29	1.50	17.26	68.49	6.72	71.88	18.67	0.28	3.06	52.83
WEBK	Wellesley Bancorp, Inc. of MA*	13.46	13.46	0.31	2.85	2.55	0.30	2.78	NA	NA	1.42	39.23	84.25	11.34	84.25	NM	0.00	0.00	0.00
WFD	Westfield Fin. Inc. of MA*	16.03	16.03	0.49	2.84	3.24	0.39	2.25	1.46	41.37	1.38	30.88	91.03	14.59	91.03	39.00	0.24	3.24	NM
WBKC	Wolverine Bancorp, Inc. of MI*	22.87	22.87	0.50	2.27	3.42	0.25	1.12	4.28	52.85	2.57	29.24	65.66	15.01	65.66	NM	0.00	0.00	0.00

EXHIBIT 2

Core Earnings Analysis

Exhibit 2
Core Earnings Analysis
Comparable Institution Analysis
For the 12 Months Ended June 30, 2012

Comparable Group		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% ($000)	Less: Extraordinary Items ($000)	Estimated Core Income to Common ($000)	Shares (000)	Estimated Core EPS ($)
CBNJ	Cape Bancorp, Inc. of NJ	$1,689	$1,935	($658)	$0	$2,966	13,313	$0.22
ESSA	ESSA Bancorp, Inc. of PA	$4,129	($237)	$81	$0	$3,973	12,078	$0.33
FFIC	Flushing Financial Corp. of NY	$34,087	$878	($299)	$0	$34,666	30,949	$1.12
FXCB	Fox Chase Bancorp, Inc. of PA	$4,002	($253)	$86	$0	$3,835	12,595	$0.30
OCFC	OceanFirst Financial Corp. of NJ	$21,553	($3,630)	$1,234	$0	$19,157	18,206	$1.05
ORIT	Oritani Financial Corp. of NJ	$31,650	$750	($255)	$0	$32,145	45,199	$0.71
PBNY	Provident NY Bancorp, Inc. of NY	$17,134	($8,960)	$3,046	$0	$11,220	37,899	$0.30
RCKB	Rockville Financial New, Inc. of CT	$14,875	($2,317)	$788	$0	$13,346	28,603	$0.47
UBNK	United Financial Bancorp of MA	$11,496	$161	($55)	$0	$11,602	15,521	$0.75
WFD	Westfield Financial Inc. of MA	$6,336	($1,985)	$675	$0	$5,026	25,962	$0.19

Source: SNL Financial, LC. and RP® Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Northfield Bancorp, Inc.
Prices as of October 12, 2012

Valuation Midpoint Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Average	Peer Group Median	New York Companies Average	New York Companies Median	All Public Average	All Public Median
Price-earnings multiple	=	P/E	41.67 x	21.70x	20.93x	15.33x	14.46x	19.24x	18.13x
Price-core earnings multiple	=	P/CE	62.50	24.54x	24.52x	17.76x	15.00x	21.39x	19.07x
Price-book ratio	=	P/B	82.17%	101.32%	103.70%	114.17%	113.64%	89.05%	84.34%
Price-tangible book ratio	=	P/TB	84.25%	108.41%	113.09%	140.28%	139.06%	95.56%	90.28%
Price-assets ratio	=	P/A	20.41%	14.82%	12.51%	10.10%	11.23%	11.21%	11.22%

Valuation Parameters

Pre-Conversion Earnings (1)(Y)	$16,403,000	(12 Mths 06/12)	ESOP Stock (% of Offering) (E)	4.00%
Pre-Conversion Core Earnings (1)(Y)	$11,631,600	(12 Mths 06/12)	Cost of ESOP Borrowings (S)	0.00%
Pre-Conversion Book Value (2)(B)	$409,438,000		ESOP Amortization (T)	30.00 Years
Pre-Conv. Tang. Book Value (2)(B)	$391,640,000		Stock Program (% of Offering) (M)	4.00%
Pre-Conversion Assets (2)(A)	$2,610,249,000		Stock Programs Vesting (N)	5.00 Years
Reinvestment Rate (R)	0.72%		Fixed Expenses	$2,240,000
Tax rate (TAX)	40.00%		Variable Expenses	4.26%
After Tax Reinvest. Rate (R)	0.43%		Percentage Sold (PCT)	61.0666%
Est. Conversion Expenses (3)(X)	4.87%		MHC Assets	$166,000
Insider Purchases	$945,000		Options as % of Offering (O1)	10.00%
Price/Share	$10.00		Estimated Option Value (O2)	17.90%
Foundation Cash Contribution (FC)	0.00%		Option Vesting Period (O3)	5.00 Years
Foundation Stock Contribution (FS)	0.00% Shares		% of Options taxable (O4)	25.00%
Foundation Tax Benefit (FT)	$0			

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $597,708,440

2. $V = \frac{P/Core E * (YC)}{1 - P/Core E * PCT * ((1-X-E-M-FS)*R - (1-TAX)*(E/T) - (1-TAX)*(M/N)-(1-TAX*O4)*(O1*O2/O3)))}$ V= $597,708,440

3. $V = \frac{P/B * (B+FT)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $597,708,440

4. $V = \frac{P/TB * (B+FT)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $597,708,440

5. $V = \frac{P/A * (A+FT)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $597,708,440

Shares

Conclusion	2nd Step Offering Shares	2nd Step Exchange Shares	Full Conversion Shares	Plus: Foundation Shares	Total Market Capitalization Shares	Exchange Ratio
Maximum	41,975,000	26,761,470	68,736,470	0	68,736,470	1.6561
Midpoint	36,500,000	23,270,844	59,770,844	0	59,770,844	1.4400
Minimum	31,025,000	19,780,217	50,805,217	0	50,805,217	1.2240

Market Value

Conclusion	2nd Step Offering Value	2nd Step Exchange Shares Value	Full Conversion $ Value	Foundation Value	Total Market Capitalization $ Value
Maximum	$419,750,000	$267,614,700	$687,364,700	0	$687,364,700
Midpoint	$365,000,000	$232,708,440	$597,708,440	0	$597,708,440
Minimum	$310,250,000	$197,802,170	$508,052,170	0	$508,052,170

(1) Includes $1,000 of net income earned on net MHC assets of $166,000
(2) Includes $166,000 of net MHC assets.
(3) Estimated offering expenses at midpoint of the offering.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Minimum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$508,052,170
Exchange Ratio	1.2240
2nd Step Offering Proceeds	$310,250,000
Less: Estimated Offering Expenses	15,437,700
2nd Step Net Conversion Proceeds (Including Foundation)	$294,812,300

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$294,812,300
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(12,410,000)
Less: RRP Stock Purchases (2)	(12,410,001)
Net Proceeds to be Reinvested	$269,992,299
Estimated after-tax net incremental rate of return	0.43%
Earnings Increase	$1,160,967
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(248,200)
Less: Stock Programs Vesting (4)	(1,489,200)
Less: Option Plan Vesting (5)	(999,626)
Net Earnings Increase	($1,576,059)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$16,403,000	($1,576,059)	$14,826,941
12 Months ended June 30, 2012 (core)	$11,631,600	($1,576,059)	$10,055,541

4. Pro Forma Net Worth	Before Conversion	Net Addition to Equity	Tax Benefit of Foundation	After Conversion
June 30, 2012	$409,438,000	$269,992,299	$0	$679,430,299
June 30, 2012 (Tangible)	$391,640,000	$269,992,299	$0	$661,632,299

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2012	$2,610,249,000	$269,992,299	$0	$2,880,241,299

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Midpoint of the Range

1.	Fully Converted Value and Exchange Ratio	
	Fully Converted Value	$597,708,440
	Exchange Ratio	1.4400
	2nd Step Offering Proceeds	$365,000,000
	Less: Estimated Offering Expenses	17,770,000
	2nd Step Net Conversion Proceeds (Including Foundation)	$347,230,000
2.	Estimated Additional Income from Conversion Proceeds	
	Net Conversion Proceeds	$347,230,000
	Less: Cash Contribution to Foundation	0
	Less: Stock Contribution to Foundation	0
	Less: ESOP Stock Purchases (1)	(14,600,000)
	Less: RRP Stock Purchases (2)	(14,600,000)
	Net Proceeds to be Reinvested	$318,030,000
	Estimated after-tax net incremental rate of return	0.43%
	Earnings Increase	$1,367,529
	Less: Estimated cost of ESOP borrowings	0
	Less: Amortization of ESOP borrowings(3)	(292,000)
	Less: Stock Programs Vesting (4)	(1,752,000)
	Less: Option Plan Vesting (5)	(1,176,030)
	Net Earnings Increase	($1,852,501)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$16,403,000	($1,852,501)	$14,550,499
12 Months ended June 30, 2012 (core)	$11,631,600	($1,852,501)	$9,779,099

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2012	$409,438,000	$318,030,000	$0	$727,468,000
June 30, 2012 (Tangible)	$391,640,000	$318,030,000	$0	$709,670,000

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2012	$2,610,249,000	$318,030,000	$0	$2,928,279,000

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Northfield Bancorp, Inc.
At the Maximum of the Range

1. Fully Converted Value and Exchange Ratio

Fully Converted Value	$687,364,700
Exchange Ratio	1.6561
2nd Step Offering Proceeds	$419,750,000
Less: Estimated Offering Expenses	20,102,400
2nd Step Net Conversion Proceeds (Including Foundation)	$399,647,600

2. Estimated Additional Income from Conversion Proceeds

Net Conversion Proceeds	$399,647,600
Less: Cash Contribution to Foundation	0
Less: Stock Contribution to Foundation	0
Less: ESOP Stock Purchases (1)	(16,790,000)
Less: RRP Stock Purchases (2)	(16,789,999)
Net Proceeds to be Reinvested	$366,067,601
Estimated after-tax net incremental rate of return	0.43%
Earnings Increase	$1,574,091
Less: Estimated cost of ESOP borrowings	0
Less: Amortization of ESOP borrowings(3)	(335,800)
Less: Stock Programs Vesting (4)	(2,014,800)
Less: Option Plan Vesting (5)	(1,352,435)
Net Earnings Increase	($2,128,944)

3. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended June 30, 2012 (reported)	$16,403,000	($2,128,944)	$14,274,056
12 Months ended June 30, 2012 (core)	$11,631,600	($2,128,944)	$9,502,656

4. Pro Forma Net Worth	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2012	$409,438,000	$366,067,601	$0	$775,505,601
June 30, 2012 (Tangible)	$391,640,000	$366,067,601	$0	$757,707,601

5. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Tax Benefit of Foundation	After Conversion
June 30, 2012	$2,610,249,000	$366,067,601	$0	$2,976,316,601

(1) Includes ESOP purchases of 4.00% of the second step offering.
(2) Includes RRP purchases of 4.00% of the second step offering.
(3) ESOP amortized over 30 years, tax effected at: 40.00%
(4) RRP amortized over 5 years, tax effected at: 40.00%
(5) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT 5

Firm Qualifications Statement

FIRM QUALIFICATION STATEMENT

RP® Financial, LC. ("RP Financial") provides financial and management consulting, merger advisory and valuation services to the financial services companies, including banks, thrifts, credit unions, insurance companies, mortgage companies and others. We offer a broad array of services, high quality and prompt service, hands-on involvement by our senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff has extensive consulting, valuation, financial advisory and industry backgrounds.

STRATEGIC PLANNING SERVICES

RP Financial's strategic planning services, for established or de novo banking companies, provide effective feasible plans with quantifiable results to enhance shareholder value, achieve regulatory approval or realize other objectives. We conduct situation analyses; establish mission/vision statements, develope strategic goals and objectives; and identify strategies to enhance value, address capital, increase earnings, manage risk and tackle operational or organizational matters. Our proprietary financial simulation models facilitate the evaluation of the feasibility, impact and merit of alternative financial strategies.

MERGER ADVISORY SERVICES

RP Financial's merger advisory services include targeting buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring deal terms, preparing merger business plans and financial simulations, rendering fairness opinions, preparing fair valuation analyses and supporting post-merger strategies. RP Financial is also expert in de novo charters, shelf charters and failed bank deals with loss sharing or other assistance. Through financial simulations, valuation proficiency and regulatory familiarity, RP Financial's merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP Financial's extensive valuation practice includes mergers, thrift stock conversions, insurance company demutualizations, merger valuation and goodwill impairment, ESOPs, going private, secondary offerings and other purposes. We are highly experienced in performing appraisals conforming with regulatory guidelines and appraisal standards. RP Financial is the nation's leading valuation firm for thrift stock conversions, with offerings ranging up to $4 billion.

MANAGEMENT STUDIES

RP Financial provides effective organizational planning, and we are often engaged to prepare independent management studies required for regulatory enforcement actions. We evaluate Board, management and staffing needs, assess existing talent and capabilities and make strategic recommendations for new positions, replacement, succession and other organizational matters.

ENTERPRISE RISK ASSESSMENT SERVICES

RP Financial provides effective enterprise risk assessment consulting services to assist our clients in evaluating the degree to which they have properly identified, understood, measured, monitored and controlled enterprise risk as part of a deliberate risk/reward strategy and to help them implement strategies to mitigate risk, enhance performance, ensure effective reporting and compliance with laws and regulations and avoid potential future damage to their reputation and associated consequences and to mitigate residual risk and unanticipated losses.

OTHER CONSULTING SERVICES

RP Financial provides other consulting services including evaluating regulatory changes, development diversification and branching strategies, conducting feasibility studies and other research, and preparing management studies in response to regulatory enforcement actions. We assist clients with CRA plans and revising policies and procedures. Our other consulting services are aided by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (31)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Marcus Faust, Director (23)	(703) 647-6553	mfaust@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com
Carla H. Pollard, Senior Vice President (22)	(703) 647-6556	cpollard@rpfinancial.com

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Woodbridge, State of New Jersey on October 29, 2012.

NORTHFIELD BANCORP, INC.

By: /s/ John W. Alexander
John W. Alexander
Chairman, President and Chief Executive Officer

{Clients/1091/00163523.DOC/ }